Exhibit 99.1

5 Nahum Heftsadie Street, Givaat Shaul, Jerusalem 91340 Israel

October 12, 2021

Dear Shareholder,

You are cordially invited to attend an annual general meeting of the shareholders (the “Meeting”) of Gamida Cell Ltd. (the “Company”), to be held on November 17, 2021, beginning at 5:00 pm, Israel time (10:00 a.m. ET), at 12 Leshem Street, Kiryat Gat, 8258412, Israel.

A live webcast of the Meeting can be accessed in the “Investors & Media” section of the Company's website at www.gamida-cell.com. To participate in the live call, please dial 866-930-5560  (U.S. domestic) or 409-216-0605 (international) and refer to conference ID number 1169912. A replay of the webcast will be available for approximately seven days after the Meeting. No voting will be allowed during the webcast.

The Company’s notice of the Meeting, as published on October 12, 2021, and the proxy statement (“Proxy Statement”) included within the following pages, describe in detail the matters to be acted upon at the Meeting.

Only shareholders who held shares at the close of business on October 18, 2021, are entitled to notice of, and to vote at, the Meeting and any adjournment or postponement thereof. The Company’s board of directors recommends a vote “FOR” each matter set forth in the notice.

Whether or not you plan to attend the Meeting, it is important that your shares be represented and voted at the Meeting. Accordingly, after reading the enclosed Notice of Annual General Meeting of Shareholders and accompanying Proxy Statement, please sign, date and mail the enclosed proxy card by means of the envelope provided, or otherwise vote by telephone or over the internet in accordance with the instructions given in your proxy card.

We look forward to seeing as many of you as can attend the Meeting.

Very truly yours,

Robert I. Blum
Chairman of the Board of Directors

GAMIDA CELL LTD.

5 Nahum Heftsadie Street, Givaat Shaul, Jerusalem 91340 Israel

Tel: +972-2-659-5666

 NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

To be held on November 17, 2021

Notice is hereby given to the holders of ordinary shares, nominal value NIS 0.01 per share, of Gamida Cell Ltd. (the “Company”) in connection with the solicitation by the board of directors of the Company (the “Board”) of proxies for use at the annual general meeting of shareholders (the “Meeting”) to be held on November 17, 2021, at 5:00 pm Israel time (10:00 am ET), at 12 Leshem Street, Kiryat Gat, 8258412, Israel.

A live webcast of the Meeting can be accessed in the “Investors & Media” section of the Company’s website at www.gamida-cell.com. To participate in the live call, please dial 866-930-5560 (U.S. domestic) or 409-216-0605 (international) and refer to conference ID number 1169912. A replay of the webcast will be available for approximately seven days after the Meeting. No voting will be allowed during the webcast.

The Meeting is being called for the following purposes:

(1) to elect each of Mr. Robert I. Blum, Dr. Julian Adams and Mr. Ofer Gonen to serve as a Class III director of the Company, and to hold office until the close of business of the annual general meeting of shareholders to be held in 2024 and until their respective successors are duly elected and qualified, or until such individual’s earlier resignation or retirement;

(2) to approve an amendment of the terms of office and employment of the Company’s Chief Executive Officer (and a member of the Board), Dr. Julian Adams;

(3) to approve an amendment to the indemnification agreements for directors and executives officers;

(4) to approve an amendment of the Company’s 2017 Share Incentive Plan, as amended and restated (the “Plan”), to increase the percentage by which the number of ordinary shares (“pool”) that is reserved under the Plan, may increase on an annual basis under the “evergreen” provision of the Plan, from 3.5% to 4.0% of the Company’s outstanding share capital;

(5) to approve amendments to the Company’s amended and restated articles of association;

(6) to approve an amendment of the compensation terms for members of the Board; and

(7) to approve the re-appointment of Kost, Forer, Gabbay & Kasierer, a member firm of Ernst & Young Global, as the Company’s independent auditors for the fiscal year ending December 31, 2021, and its service until the annual general meeting of shareholders to be held in 2022.

The Board recommends that the shareholders vote in favor of each of the above proposals, which will be described in a proxy statement to be made available to the Company’s shareholders.

In addition, shareholders attending the Meeting will have an opportunity to review and ask questions regarding the financial statements of the Company for the fiscal year ended December 31, 2020.

We are currently not aware of any other matters that will come before the Meeting. If any other matters are presented properly at the Meeting, it is intended that the persons designated as proxies will vote upon such matters in accordance with their best judgment and the interest of the Company.

In accordance with the Israeli Companies Law 5759-1999, and regulations promulgated thereunder (the “Companies Law”), any shareholder of the Company holding at least 1% of the outstanding voting rights of the Company for the Meeting may submit to the Company a proposed additional agenda item for the Meeting, no later than October 19, 2021. To the extent that there are any additional agenda items that the Board determines to add as a result of any such submission, the Company will publish an updated agenda and proxy card with respect to the Meeting, no later than October 26, 2021.

The presence (in person or by proxy) of any two or more shareholders holding, in the aggregate, at least 25% of the voting rights in the Company, constitutes a quorum for purposes of the Meeting. In the absence of the requisite quorum of shareholders at the Meeting, the Meeting will be adjourned to November 24, 2021, at the same time and place, unless otherwise determined at the Meeting in accordance with the Company’s amended and restated articles of association (the “Amended Articles”). At such adjourned meeting the presence of at least two shareholders in person or by proxy (regardless of the voting power represented by their shares) will constitute a quorum.

Only shareholders of record at the close of business on October 18, 2021, are entitled to notice of, and to vote at, the Meeting, or at any adjournment or postponement thereof.

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting on a proposal, is necessary for the approval of such proposal.

In addition, under Israeli law, approval of Proposal (3) requires that either one of the following two alternative voting requirements be met as part of the approval by the aforesaid ordinary majority of the shares present and voting thereon:

●	approval by a majority of the ordinary shares held and voted at the Meeting by non-controlling shareholders who do not have a personal interest in the approval of the applicable proposal, excluding abstentions; or

●	that the total number of shares held by non-controlling, disinterested shareholders (as described in the previous bullet-point) and voted against the applicable proposal does not exceed 2% of the aggregate voting rights in the Company.

For purposes of Proposal (3), a “controlling shareholder” is any shareholder that has the ability to direct our activities (other than by means of being a director or other office holder of the Company). A person is presumed to be a controlling shareholder (a) if it holds or controls, by itself or together with others, 50% or more of any one of the “Means Of Control” of the Company, or (b) if it holds or controls, by itself or together with others who also possess a personal interest in the approval of the same transaction, 25% or more of the voting rights in the Company, if no other shareholder holds or controls more than 50% of the voting rights in the Company. “Means of control” is defined under Israeli law as any one of the following: (i) the right to vote at a general meeting of the Company, or (ii) the right to appoint directors of the Company or its chief executive officer.

We are unaware of any shareholders that would be deemed to be a controlling shareholder of our Company as of the current time for purposes of the proposals above.

A “personal interest” of a shareholder includes a personal interest of a shareholder in an action or a transaction of the Company, excluding any interest arising solely from holding our shares, but including the personal interest of the shareholder’s spouse, siblings, parents, grandparents, descendants, spouse’s descendants, siblings or parents or the spouse of any of such persons, and the personal interest of any entity in which the shareholder or one of the aforementioned relatives of the shareholder serves as a director or chief executive officer, owns 5% or more of such entity’s outstanding shares or voting rights or has the right to appoint one or more directors or the chief executive officer. Under the Companies Law, in the case of a person voting by proxy, “personal interest” includes the personal interest of either the proxy holder or the shareholder granting the proxy, whether or not the proxy holder has discretion over how to vote.

A controlling shareholder and a shareholder that has a personal interest are qualified to participate in the vote on the proposals; however, with respect to Proposal (3), the vote of such shareholders may not be counted towards the majority requirement described in the first bullet-point above nor be counted towards the 2% threshold described in the second bullet-point above.

Please Note: Under Israeli case law, a shareholder must positively inform us whether or not such shareholder is a controlling shareholder or has a personal interest in a proposal which is subject to approval by a majority vote of disinterested shareholders, as in the case of Proposal (3). Your failure to check the box on the proxy card indicating that you are not a controlling shareholder and have no personal interest will therefore require us to disqualify your vote on Proposal (3).

A proxy statement describing the various matters to be voted upon at the Meeting along with a proxy card enabling the shareholders to indicate their vote on each matter will be mailed on or about October 22, 2021 to all shareholders entitled to participate in and vote at the Meeting. Such proxy statement will also be furnished to the U.S. Securities and Exchange Commission (the “SEC”) under cover of Form 6-K and will be available on the Company’s website at www.gamida-cell.com. Proxies must be submitted to the Company or to its transfer agent no later than midnight on the night prior to the Meeting. Proxies delivered to the Company or to its transfer agent after such time will be presented to the chairperson of the Meeting and, at his discretion, may be voted as specified in the instructions included in such proxies. If your ordinary shares in the Company are held in “street name” (meaning held through a bank, broker or other nominee), you will be able to either direct the record holder of your shares on how to vote your shares or obtain a legal proxy from the record holder that enables you to participate in and to vote your shares at the Meeting (or to appoint a proxy to do so).

In accordance with the Companies Law, any shareholder of the Company may submit to the Company a position statement on behalf of itself, expressing its position on any, some or all agenda items for the Meeting, either via mail to the Company’s offices at 5 Nahum Heftsadie Street, Givaat Shaul, Jerusalem 91340 Israel, Attention: Shai Lankry, Chief Financial Officer, or by e-mail to shai@gamida-cell.com, no later than November 7, 2021. Any position statement received will be furnished to the SEC on Form 6-K, and will be made available to the public on the SEC’s website at www.sec.gov.

BY ORDER OF THE BOARD OF DIRECTORS

October 12, 2021	/s/ Robert I. Blum
Robert I. Blum
Chairman of the Board of Directors

GAMIDA CELL LTD.

5 Nahum Heftsadie Street, Givaat Shaul, Jerusalem 91340 Israel

Tel: +972-2-659-5666

PROXY STATEMENT

General Information

This proxy statement (the “Proxy Statement”) and the accompanying proxy card are being furnished to the holders of ordinary shares, nominal value NIS 0.01 per share, of Gamida Cell Ltd., an Israeli company (the “Company”), in connection with the solicitation of proxies by the board of directors of the Company (the “Board”), for use at the annual general meeting of shareholders of the Company (the “Meeting”) to be held on November 17, 2021, beginning at 5:00 pm Israel time (10:00 am ET), at 12 Leshem Street, Kiryat Gat, 8258412, Israel. You are entitled to notice of, and to vote at, the Meeting, if you hold ordinary shares as of the close of business on October 18, 2021, the record date for the Meeting (the “Record Date”).

The Proxy

Dr. Julian Adams, Mr. Joshua Patterson and Mr. Shai Lankry may be appointed as proxies by the shareholders entitled to vote at the Meeting with respect to the matters to be voted upon at the Meeting.

All ordinary shares represented by properly executed proxies delivered to the Company by mail at its offices at 5 Nahum Heftsadie Street, Givaat Shaul, Jerusalem 91340 Israel, Attention: Shai Lankry, Chief Financial Officer, or by e-mail to shai@gamida-cell.com, or to its transfer agent, Broadridge Corporate Issuer Solutions, Inc., by mail to 1717 Arch St., Suite 1300, Philadelphia, Pennsylvania 19103, will be voted as specified in the instructions indicated in such proxies. Proxies must be submitted to the Company or to its transfer agent no later than midnight on the night prior to the Meeting. Proxies delivered to the Company or to its transfer agent after such time will be presented to the chairperson of the Meeting and, at his discretion, may be voted as specified in the instructions included in such proxies. If you are a shareholder of record as of the record date for the Meeting, subject to applicable law and the rules of the Nasdaq Stock Market (“Nasdaq”), if no instructions are indicated in such proxies with respect to the proposal, the shares represented by properly executed and received proxies will be voted “FOR” each of the proposals. If you hold your shares in “street name” through a broker, bank or other nominee, you are considered, with respect to those shares, a beneficial owner. Absent specific instructions from the beneficial owner of the shares, brokers are not allowed to exercise their voting discretion with respect to any items presented at the Meeting, as described below.

Revocation of Proxies

A shareholder may revoke a proxy in one of the following ways: (i) by written notice of the revocation of the proxy delivered by mail to the Company at its offices at 5 Nahum Heftsadie Street, Givaat Shaul, Jerusalem 91340 Israel, Attention: Shai Lankry, Chief Financial Officer, or by e-mail to shai@gamida-cell.com, or to its transfer agent, Broadridge Corporate Issuer Solutions, Inc., by mail to 1717 Arch St., Suite 1300, Philadelphia, Pennsylvania 19103, before midnight on the night prior to the time of the Meeting, canceling the proxy or appointing a different proxy, (ii) by written notice of the revocation of the proxy delivered at the Meeting to the chairman of the Meeting or (iii) by attending and voting in person at the Meeting. Attendance at the Meeting will not in and of itself constitute revocation of a proxy.

Shareholders Entitled to Vote – Record Date

Shareholders of record who held ordinary shares at the close of business on October 18, 2021, are entitled to notice of, and to vote at, the Meeting. In addition, shareholders who, as of the Record Date, held ordinary shares through a bank, broker or other nominee which is a shareholder of record of the Company at the close of business on the Record Date, or which appears in the participant list of a securities depository on that date, are considered to be beneficial owners of shares held in “street name.” These proxy materials are being forwarded to beneficial owners by the bank, broker or other nominee that is considered the holder of record with respect to the Company’s ordinary shares. Beneficial owners have the right to direct how their shares should be voted and are also invited to attend the Meeting, but may not actually vote their shares in person at the Meeting unless they first obtain a signed proxy from the record holder (that is, their bank, broker or other nominee) giving them the right to vote the shares.

As of September 30, 2021, there were 59, 298,846 ordinary shares issued, outstanding and entitled to vote at the Meeting.

Quorum and Required Vote

Pursuant to the Company’s Amended Articles, the quorum required for the Meeting consists of at least two shareholders present, in person or by proxy, who hold or represent between them at least 25% of the Company’s voting power. If a quorum is not present within thirty (30) minutes from the time appointed for the Meeting, the Meeting will stand adjourned to November 24, 2021, at the same time and place, unless otherwise determined at the Meeting in accordance with the Company’s Amended Articles (the “Adjourned Meeting”). At such Adjourned Meeting the presence of at least two shareholders in person or by proxy (regardless of the voting power represented by their shares) will constitute a quorum.

Abstentions and “broker non-votes” are counted as present and entitled to vote for purposes of determining a quorum. A “broker non-vote” occurs when a bank, broker or other holder of record holding shares for a beneficial owner attends the Meeting but does not vote on a particular proposal because that holder does not have discretionary voting power for that particular item and has not received instructions from the beneficial owner. Brokers that hold shares in “street name” for clients typically have authority to vote on “routine” proposals even when they have not received instructions from beneficial owners. Absent specific instructions from the beneficial owner of the shares, however, brokers are not allowed to exercise their voting discretion with respect to any proposals that are considered non-routine. If you hold your shares in “street name” and do not provide your broker with specific instructions regarding how to vote on any proposal, your broker will not be permitted to vote your shares on the proposal, resulting in a “broker non-vote.” Therefore, it is important for a shareholder that holds ordinary shares through a bank or broker to instruct its bank or broker how to vote its shares, if the shareholder wants its shares to count for all proposals.

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon is necessary for the approval of each proposal.

In addition, under Israeli law, approval of Proposal (3) requires that either one of the following two alternative voting requirements be met as part of the approval by the aforesaid ordinary majority of the shares present and voting thereon:

●	approval by a majority of the ordinary shares held and voted at the Meeting by non-controlling shareholders who do not have a personal interest in the approval of the applicable proposal, excluding abstentions; or

●	that the total number of shares held by non-controlling, disinterested shareholders (as described in the previous bullet-point) and voted against the applicable proposal does not exceed 2% of the aggregate voting rights in the Company.

For purposes of Proposal (3), a “controlling shareholder” is any shareholder that has the ability to direct our activities (other than by means of being a director or other office holder of the Company). A person is presumed to be a controlling shareholder (a) if it holds or controls, by itself or together with others, 50% or more of any one of the “Means Of Control” of the Company, or (b) if it holds or controls, by itself or together with others who also possess a personal interest in the approval of the same transaction, 25% or more of the voting rights in the Company, if no other shareholder holds or controls more than 50% of the voting rights in the Company. “Means of control” is defined under Israeli law as any one of the following: (i) the right to vote at a general meeting of the Company, or (ii) the right to appoint directors of the Company or its chief executive officer.

We are unaware of any shareholders that would be deemed to be a controlling shareholder of our Company as of the current time for purposes of the proposals above.

A “personal interest” of a shareholder includes a personal interest of a shareholder in an action or a transaction of the Company, excluding any interest arising solely from holding our shares, but including the personal interest of the shareholder’s spouse, siblings, parents, grandparents, descendants, spouse’s descendants, siblings or parents or the spouse of any of such persons, and the personal interest of any entity in which the shareholder or one of the aforementioned relatives of the shareholder serves as a director or chief executive officer, owns 5% or more of such entity’s outstanding shares or voting rights or has the right to appoint one or more directors or the chief executive officer. Under the Companies Law, in the case of a person voting by proxy, “personal interest” includes the personal interest of either the proxy holder or the shareholder granting the proxy, whether or not the proxy holder has discretion over how to vote.

The Board recommends shareholders vote “FOR” each of the proposals set forth in the Proxy Statement.

Except for the purpose of determining a quorum, broker non-votes will not be counted as present and are not entitled to vote. Abstentions will not be treated as either a vote “FOR” or “AGAINST” a matter.

On each matter submitted to the shareholders for consideration at the Meeting, only ordinary shares that are voted on such matter will be counted toward determining whether shareholders approved the matter. Ordinary shares present at the Meeting that are not voted on a particular matter (including broker non-votes) will not be counted in determining whether such matter is approved by shareholders.

Each ordinary share is entitled to one vote on each proposal or item that comes before the Meeting. If two or more persons are registered as joint owners of any ordinary share, the right to vote at the Meeting and/or the right to be counted as part of the quorum thereat will be conferred exclusively upon the more senior among the joint owners attending the meeting in person or by proxy. For this purpose, seniority will be determined by the order in which the names appear in the Company’s Register of Shareholders.

How You Can Vote

You can vote your shares by attending the Meeting. If you do not plan to attend the Meeting, the method of voting will differ for shares held as a record holder and shares held in “street name” (through a broker, trustee or nominee). Record holders of shares will receive proxy cards. Holders of shares in “street name” will receive either proxy cards or voting instruction cards directly from their bank, broker or nominee in order to instruct their banks, brokers or other nominees on how to vote.

Shareholders of Record

If you are a shareholder of record (that is, you hold a share certificate that is registered in your name or you are listed as a shareholder in the Company’s share register), you can submit your vote by completing, signing and submitting a proxy card, which has or will be sent to you and which will be accessible at the Investors & Media section of the Company’s website, as described below under “Availability of Proxy Materials.”

Please follow the instructions on the proxy card. If you provide specific instructions (by marking a box) with regard to the proposals, your shares will be voted as you instruct. The persons named as proxies in the enclosed proxy card will furthermore vote in accordance with the recommendations of the Board on any other matters that may properly come before the Meeting.

Shareholders Holding in “Street Name”

If you hold ordinary shares in “street name,” that is, you are an underlying beneficial holder who holds ordinary shares through a bank, broker or other nominee, the voting process will be based on your directing the bank, broker or other nominee to vote the ordinary shares in accordance with the voting instructions on your voting instruction card. Because a beneficial owner is not a shareholder of record, you may not vote those shares directly at the Meeting unless you obtain a “legal proxy” from the bank, broker or nominee that holds your shares, giving you the right to vote the shares at the Meeting.

Please follow the instructions on the voting instruction card received from your bank, broker or nominee. You may also be able to submit voting instructions to a bank, broker or nominee by phone or via the Internet if your voting instruction card describes such voting methods. Please be certain to have your control number from your voting instruction card ready for use in providing your voting instructions.

It is important for a shareholder that holds ordinary shares through a bank or broker to instruct its bank or broker how to vote its shares if the shareholder wants its shares to count for the proposal.

Voting Results

The preliminary voting results will be announced at the Meeting. The final voting results will be tallied by the Company’s General Counsel and Secretary based on the information provided by the Company’s transfer agent or otherwise and will be published following the Meeting on a Form 6-K that will be furnished to the SEC.

Proxy Solicitation

The Company will bear the costs of solicitation of proxies for the Meeting. In addition to solicitation by mail, directors, officers and employees of the Company may solicit proxies from shareholders by telephone, personal interview or otherwise. Such directors, officers and employees will not receive additional compensation, but may be reimbursed for reasonable out-of-pocket expenses in connection with such solicitation. Brokers, nominees, fiduciaries and other custodians have been requested to forward soliciting material to the beneficial owners of ordinary shares held of record by them, and such custodians will be reimbursed by the Company for their reasonable out-of-pocket expenses. The Company may also retain an independent contractor to assist in the solicitation of proxies. If retained for such services, the costs will be paid by the Company. Proxies must be submitted to the Company or to its transfer agent no later than midnight on the night prior to the Meeting. Proxies delivered to the Company or to its transfer agent after such time will be presented to the chairperson of the Meeting and, at his discretion, may be voted as specified in the instructions included in such proxies.

Availability of Proxy Materials

Copies of the proxy card, the Notice of Annual General Meeting of Shareholders and this Proxy Statement are available at the Investors & Media section of our Company’s website at www.gamida-cell.com. The contents of that website are not a part of this Proxy Statement.

COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

For information regarding compensation granted to our office holders during or with respect to the year ended December 31, 2020, please see Item 6 B. of our annual report on Form 20-F for the year ended December 31, 2020, which was filed with the SEC on March 9, 2021, as amended on March 11, 2021 (the “Annual Report”), and is accessible through the Company’s website at www.gamida-cell.com or through the SEC’s website at www.sec.gov.

BENEFICIAL OWNERSHIP OF SECURITIES BY CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the beneficial ownership of our ordinary shares as of September 30, 2021 by:

●	each of our directors and executive officers;

●	all of our executive officers and directors as a group; and

●	each person (or group of affiliated persons) known by us to be the beneficial owner of more than 5% of the outstanding ordinary shares.

The beneficial ownership of our ordinary shares is determined in accordance with the rules of the SEC. Under these rules, a person is deemed to be a beneficial owner of a security if that person has or shares voting power, which includes the power to vote or to direct the voting of the security, or investment power, which includes the power to dispose of or to direct the disposition of the security. For purposes of the table below, we deem ordinary shares issuable pursuant to options that are currently exercisable or exercisable within 60 days as of September 30, 2021, if any, to be outstanding and to be beneficially owned by the person holding the options or warrants for the purposes of computing the percentage ownership of that person, but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. The percentage of ordinary shares beneficially owned is based on 59,298,846 ordinary shares outstanding as of September 30, 2021.

Except where otherwise indicated, we believe, based on information furnished to us by such owners and based on public information, that the beneficial owners of the ordinary shares listed below have sole investment and voting power with respect to such shares. In addition, none of our shareholders have different voting rights from other shareholders. To the best of our knowledge, we are not owned or controlled, directly or indirectly, by another corporation or by any foreign government. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

Unless otherwise noted below, the address of each shareholder, director and executive officer is c/o Gamida Cell Ltd., 5 Nahum Heftsadie St., Givaat Shaul, Jerusalem 91340, Israel.

As of September 30, 2021(1)
	Ordinary Shares	%
Holders of more than 5% of our voting securities:

Access Industries.(2)	9,903,600	16.7%
Fidelity Management & Research Company LLC(3)	5,398,137	9.1%
Novartis Pharma A.G.(4)	5,194,054	8.6%
Federated Global Investment Management Corporation(5)	4,686,565	7.9%

Directors and executive officers who are not 5% holders:

Dr. Julian Adams	*	-%
Shai Lankry	*	-%
Josh Hamermesh	*	-%
Michele Korfin	*	-%
Joshua Patterson	*	-%
Dr. Ronit Simantov	*	-%
Dr. Jas Uppal	*	-%
Robert I. Blum	*	-%
Ofer Gonen	*	-%
Shawn Tomasello	*	-%
Kenneth I. Moch	*	-%
Stephen Wills	*	-%
David Fox	*	-%

All directors and executive officers as a group (13 persons)(6)	1,782,860	2.9

*	Indicates beneficial ownership of less than 1% of the total ordinary shares outstanding.

(1)	The percentages shown are based on 59,298,846 ordinary shares issued and outstanding as of September 30, 2021.

(2)	Consists of: (i) 1,507,369 ordinary shares and 160,743 ordinary shares issuable upon exercise of outstanding warrants held by Clal Biotechnology Industries Ltd., or CBI; (ii) 1,374,377 ordinary shares held by Bio Medical Investment (1997) Ltd., or Bio Medical, a wholly owned subsidiary of CBI; (iii) 3,750,000 ordinary shares by AI Gamida Holdings LLC and (iv) 3,111,111 ordinary shares held by AI biotechnology LLC. Clal Industries Ltd. owns 47% of the outstanding shares of, and controls, CBI. Clal Industries Ltd. is wholly owned by Access AI Ltd., which is owned by AI Diversified Holdings S.à r.l., which is owned by AI Diversified Parent S.à r.l., which is owned by AI Diversified Holdings Limited (“AIDH Limited”). AIDH Limited is controlled by AI SMS L.P (“AI SMS”). Access Industries Holdings LLC (“AIH”) owns a majority of the equity of AI SMS, and Access Industries, LLC (“LLC”), holds a majority of the outstanding voting interests in AIH. Access Industries Management, LLC (“AIM”) controls LLC and AIH, and Len Blavatnik controls AIM. AIM controls AIH LLC and Len Blavatnik controls AIM. The address of each of Clal Industries Ltd., CBI and Bio Medical is the Triangular Tower, 3 Azrieli Center, Tel Aviv 67023, Israel and the address of each of foregoing other than Bio Medical, CBI, and Clal Industries Ltd. is 730 Fifth Avenue, 20th Floor, New York, NY 10019.

(3)	Consists of 5,398,137 ordinary shares. The principal address of Fidelity Management & Research Company LLC is 245 Summer Street, Boston, MA, 02210.

(4)	Consists of 4,336,759 ordinary shares and 857,295 ordinary shares issuable upon exercise of outstanding warrants. The principal address of Novartis A.G. is Lichtstrasse 35 4056 Basel, Switzerland.

(5)	Consists of 4,686,565 ordinary shares. The principal address of Federated Global Investment Management Corporation is 101 Park Ave 0002 #4100, New York, NY 10178, United States.

(6)	Consists of of options to purchase 1,782,860 ordinary shares, which are currently exercisable or will become exercisable within 60 days of September 30, 2021

BACKGROUND FOR ELECTION OF DIRECTORS

Under our current Amended Articles, the number of directors on the Company’s Board is fixed at not less than five (5) and not more than eleven (11) members. The minimum and maximum number of directors who could be appointed may be changed, at any time and from time to time, by a simple majority vote of the Board.

Our directors are divided into the three classes set forth in the Company’s Amended Articles, as follows:

(i)	the Class I directors are Mr. Stephen Wills, Ms. Shawn Tomasello and Mr. David Fox, and their terms will expire at the annual general meeting of the shareholders to be held in 2022 and when their successors are elected and qualified;

(ii)	the Class II director is Mr. Kenneth I. Moch, and his term will expire at the annual general meeting of the shareholders to be held in 2023 and when his successors is elected and qualified; and

(iii)	the Class III directors are Mr. Robert I. Blum, Dr. Julian Adams and Mr. Ofer Gonen, and their terms will expire at the Meeting and when their successors are elected and qualified.

At the Meeting, the shareholders will be asked to re-elect Mr. Robert I. Blum, Dr. Julian Adams and Mr. Ofer Gonen as Class III directors, following their nomination by the majority of independent directors of the Board.

Under the corporate governance standards of Nasdaq, a majority of our directors must meet the independence requirements specified in those rules. Following the Meeting, assuming the election of all nominees, our Board will consist of seven (7) members, six (6) of whom will be independent under the rules of Nasdaq. Specifically, our Board has determined that Mr. Robert I. Blum, Mr. Kenneth I. Moch, Mr. Ofer Gonen, Mr. Stephen Wills, Ms. Shawn Tomasello and Mr. David Fox meet the independence standards under the rules of Nasdaq. In reaching this conclusion, the Board determined that none of these directors has a relationship that would preclude a finding of independence and any relationships that these directors have with us do not impair their independence.

Under the Company’s Amended Articles, the directors who are serving in office will be entitled to act even if a vacancy occurs on the Board. However, should the number of directors, at the time in question, become less than the minimum set forth in our Amended Articles, the remaining director(s) will be entitled to act for the purpose of filling the vacancies which will have occurred on the Board or for convening a general meeting, but not for any other purpose.

PROPOSAL ONE

RE-ELECTION OF CLASS III DIRECTORS

Background

Our Board has nominated for election, and our shareholders are being asked to re-elect at the Meeting, each of Mr. Robert I. Blum, Dr. Julian Adams and Mr. Ofer Gonen, to serve as a Class III director of the Company, such office to expire at the annual general meeting of shareholders to be held in 2024.

Each of Mr. Robert I. Blum, Dr. Julian Adams and Mr. Ofer Gonen has consented to being named in this Proxy Statement and has informed us that he is willing to serve as a director if elected.

In accordance with the Companies Law, each of Mr. Robert I. Blum, Dr. Julian Adams and Mr. Ofer Gonen has certified to us that he satisfies all of the requirements of the Companies Law to serve as a director of a public company. Such certifications will be available for inspection at the Meeting.

Robert I. Blum joined our Board as Chairman in September 2018. Mr. Blum has served since January 2007 as the President and Chief Executive Officer of Cytokinetics, Inc. Previously, Mr. Blum held other positions of increasing responsibility following his participation in the founding of Cytokinetics. Prior to Cytokinetics, Mr. Blum served in senior business development and marketing positions at COR Therapeutics, Inc. and in various commercial and business planning roles at Marion Laboratories, Inc. and Syntex Corporation. Mr. Blum received B.A. degrees in Human Biology and Economics from Stanford University and an M.B.A. from Harvard Business School.

Julian Adams, Ph.D., joined our Board in August 2016 and has served as our Chief Executive Officer since November 2017. Dr. Adams has more than 35 years of experience in drug discovery and development. From 2003 to 2016, Dr. Adams held roles of increasing responsibility at Infinity Pharmaceuticals, Inc., where he built and led the company’s research and development efforts which ultimately led to the approval of duvelisib, also known as Copiktra®, for the treatment of certain leukemias and lymphomas. Prior to joining Infinity, from 1999 to 2003, Dr. Adams served as a Senior Vice President at Millenium Pharmaceuticals, where he led the development of bortezomib, also known as Velcade®, for the treatment of multiple myeloma. He has served on the boards of directors of numerous biotechnology companies, and currently serves as the Chairman of the board of directors of Elicio Therapeutics. Dr. Adams received a B.S. from McGill University and a Ph.D. from the Massachusetts Institute of Technology in the field of synthetic organic chemistry.

Ofer Gonen has served as a member of our Board since January 2015. Mr. Gonen has been the Chief Executive Officer at Clal Biotechnology Industries Ltd. (TASE: CBI) (“CBI”) since 2017, managing the company’s life science investments and business development in both the US and Israel. Previously, Mr. Gonen served as the Vice President of CBI from 2003 to 2015. Mr. Gonen serves as a board member of several CBI portfolio companies, including Gamida Cell (Nasdaq: GMDA) and MediWound (Nasdaq: MDWD). Prior to joining CBI, Mr. Gonen was the General Manager of Biomedical Investments Ltd. and a partner at Arte Venture Group, as well as a technology consultant to various Israeli venture capital funds. Mr. Gonen gained extensive experience in research and development and management of defense-oriented projects within the prestigious “Talpiot” program of the Israeli Defense Forces, for which he was awarded the Israeli National Security Medal. Mr. Gonen holds a B.Sc. in Physics, Mathematics and Chemistry from the Hebrew University of Jerusalem, and an M.A. in Economics and Finance from Tel-Aviv University.

Proposed Resolution

We are therefore proposing to adopt the following resolution:

“RESOLVED, to elect each of Mr. Robert I. Blum, Dr. Julian Adams and Mr. Ofer Gonen to serve as a Class III director of the Company, and to hold office until the annual general meeting of shareholders to be held in 2024 and until their successors are duly elected and qualified, or until such individual’s earlier resignation or retirement.”

Required Vote

See “Quorum and Required Vote” above.

Board Recommendation

The Board unanimously recommends that you vote “FOR” the proposed resolution.

PROPOSAL TWO

APPROVAL OF AMENDMENT TO THE EMPLOYMENT TERMS OF DR. JULIAN ADAMS

Background

Pursuant to the approval of shareholders obtained at the annual general meeting of shareholders held on September 10, 2020, Dr. Julian Adams, our director and chief executive officer, currently receives a gross monthly salary of $44,500, which is equivalent to a gross salary of $534,000 on an annualized basis (the “Base Salary”).

In addition, for each full calendar year of employment, Dr. Adams is eligible to receive a cash incentive target gross bonus equal to 40% of the annual gross Base Salary (the “Target Bonus”). The Target Bonus is based on the attainment of performance goals and milestones that are determined by the Board. Further, under his terms of employment, Dr. Adams is entitled to reimbursement of business expenses, disability coverage and health insurance coverage in accordance with the Company’s health care plan.

Upon termination of his employment (other than for cause), Dr. Adams is entitled to receive the annual Target Bonus, pro-rated for the portion of that year until the last day of employment, and for up to eight months following the date on which his employment is terminated, a monthly payment equal to the sum of the base monthly salary and the cost of health insurance and disability benefit premiums as in effect on the date of termination of his employment.

In the event of a change of control of the Company, if Dr. Adams’ employment is terminated by the Company without cause, or if he resigns on account of good reason, each within 12 months following the change of control, then Dr. Adams will be entitled to a gross bonus payment equal to his annual Target Bonus as well as full acceleration of any options granted to him until the date of the change of control.

At the Meeting, our shareholders will be asked to approve the following amendments to Dr. Adams’ employment terms: (i) an increase in the Base Salary to a gross monthly salary of $45,835, which is equivalent to a gross salary of $550,020 on an annualized basis, effective as of March 1, 2021; (iii) an increase of the Target Bonus for the year 2021, to 50% of the Base Salary, instead of the current 40%; and (iii) a grant of 31,150 restricted ordinary shares of the Company (the “Restricted Shares”) and a grant of options to purchase 186,000 ordinary shares of the Company (the “Options”, and collectively with the Restricted Shares, the “Awards”). The exercise price of the Options will be $9.51, which is the closing price of an ordinary share on Nasdaq on the date of approval by the Board (and in any event shall not be less than the fair market value on the date of the grant). The Awards are granted under the Company’s 2017 Share Incentive Plan, as amended and restated (the “Plan”) and in accordance with the terms and conditions of the Company’s customary Restricted Share Agreement and Option Agreement, as applicable. The Restricted Shares will vest under the following schedule: 33.3% of the Restricted Shares shall vest on each of the first, second and third anniversaries of the grant date. The Options will vest under the following schedule: 25% of the Options, on the first anniversary of the grant date, and 6.25% of the Options, at the end of each subsequent three-month period thereafter over the course of the following 3 years, subject to full acceleration of vesting in the event of certain terminations of employment that occur within 12 months after a change of control, as described above; provided, in each case, that Dr. Adams remains continuously as an employee or service provider of the Company or its subsidiary throughout such vesting dates. The term of the Options will be 10 years, unless they expire earlier in accordance with the terms of the Plan.

The proposed amendments to the employment terms of Dr. Adams were approved by the Compensation and Talent Committee and the Board, which considered, among other factors, Dr. Adams’ performance and contribution to the Company as well as his experience and the terms of the Company’s compensation policy. When reviewing Dr. Adams’ terms of employment, the Compensation and Talent Committee and the Board reviewed a peer group compensation survey prepared by an independent compensation advisor and considered market trends in similar companies. The employment terms of Dr. Adams following the proposed amendments are consistent with our compensation policy.

Proposed Resolution

We are therefore proposing to adopt the following resolution:

“RESOLVED, to approve the amendments to the terms of employment of Dr. Adams, a director and Chief Executive Officer of the Company, as described in the Proxy Statement dated October 12, 2021.”

Required Vote

See “Quorum and Required Vote” above.

Shareholders should be aware that the Company will not be authorized to amend Dr. Adams’ employment terms unless this Proposal 2 is approved by the affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon.

Board Recommendation

The Board unanimously recommends that you vote “FOR” the proposed resolution.

PROPOSAL THREE

APPROVAL OF AN AMENDMENT TO THE INDEMNIFICATION AGREEMENTS FOR DIRECTORS AND EXECUTIVE OFFICERS

Under the Companies Law, a company may indemnify an office holder in respect of certain liabilities and expenses incurred for acts performed by him or her as an “office holder” (defined under the Companies Law as consisting of directors and certain senior officers), either pursuant to an undertaking made in advance of an event or following an event, provided its articles of association include a provision authorizing such indemnification.

Our articles of association permit us to exculpate, indemnify and insure our directors and officeholders to the fullest extent permitted by the Companies Law.

We have entered into agreements with each of our current directors and executive officers undertaking to indemnify them for any obligation imposed on them or expense spent by them as a result of their capacity as directors or executive officers of the Company. The maximum aggregate amount of indemnification based on such indemnification agreements is limited to the greater of (i) an amount equal to 25% of our shareholders’ equity on a consolidated basis, based on our most recent financial statements made publicly available before the date on which the indemnity payment is made, and (ii) $40 million (the “Maximum Amount”).

In light of our interest in continuing to attract and retain highly qualified directors and executive officers and due to an increasing difficulty in obtaining a fit insurance policy for our directors and executive officers, the increasing cost of obtaining such insurance and our current market valuation of the Company, our Compensation and Talent Committee and Board concluded that it is in our best interest and that of our shareholders to amend the definition of Maximum Amount under the indemnification agreements to which we are party with our current office holders, and to which we will become a party, from time to time, with any future office holders, to read as follows:

“the greater of (a) twenty-five percent (25%) of the Company’s total shareholders’ equity on a consolidated basis according to the Company’s most recent financial statements as of the time of the actual payment of indemnification; (b) US$150 million; and (c) forty percent (40%) of the Company Total Market Cap (which shall mean the average closing price of the Company’s ordinary shares over the 30 trading days prior to the actual payment of indemnification multiplied by the total number of issued and outstanding shares of the Company as of the date of actual payment).”

Proposed Resolution

We are therefore proposing to adopt the following resolution:

RESOLVED, to approve an amendment to the indemnification agreements to which the Company is party (or will be party) with its current and future office holders, as detailed in the Proxy Statement dated October 12, 2021.

Required Vote

See “Quorum and Required Vote” above.

Board Recommendation

The Board unanimously recommends that you vote “FOR” the proposed resolution.

PROPOSAL FOUR

AMENDMENT OF 2017 SHARE INCENTIVE PLAN TO INCREASE AMOUNT OF ANNUAL AUTOMATIC “EVERGREEN” INCREASE IN SHARE POOL

Background

Our Compensation and Talent Committee, Board and management all believe that the effective use of share-based, long-term incentive compensation is vital to our continued ability to recruit, hire and retain the individuals required to successfully execute our business plan and achieve strong performance in the future. Share-based compensation incentivizes our officers, employees and directors by providing a direct link between compensation and long-term shareholder value creation. In furtherance of these objectives, our Compensation and Talent Committee and Board have adopted an amendment to our Plan, which, in order to qualify for efficient tax treatment under certain US tax regimes, is subject to the approval of our shareholders at the Meeting.

The amendment relates to the so-called “evergreen” provision of the Plan. Under this provision, as amended, the maximum aggregate number of ordinary shares that may be issued pursuant to awards under the Plan increases automatically on January 1 of each calendar year, beginning with 2021, by a number of shares equal to the lesser of: (i) 3.5% of the total number of our ordinary shares outstanding as of the end of the last day of the immediately preceding calendar year, and (ii) such smaller amount of ordinary shares as is determined by our Board, if so determined prior to January 1 of the calendar year in which the increase will occur.

The “evergreen” provision of the Plan is intended to ensure that the Plan maintains a sufficiently large pool of ordinary shares to enable us to grant share-based compensation on an ongoing basis, without the need to seek shareholder approval of each such increase, which may be costly, time-consuming and inefficient. However, given our continued rapid growth and our current business plan, we believe that the current “evergreen” provision in the Plan is not sufficient for us to execute our growth plan. Specifically, the current annual increase by 3.5% of our outstanding shares as of the previous year-end is not sufficient to keep up with the equity awards that we need to grant in order to properly incentivize our employees, consultants and directors and to continue to attract and retain top-level executive talent. As a result, our Compensation and Talent Committee and Board have each approved, based on the recommendation of our management, an increase of the percentage used for purposes of clause (i) of the “evergreen” provision from 3.5% to 4.0% of the total number of our ordinary shares outstanding as of the end of the last day of the immediately preceding calendar year.

This proposed amendment to the “evergreen” provision of the Plan requires the approval of our shareholders in order to qualify for efficient tax treatment under certain US tax regimes, and we are therefore seeking that approval at the Meeting.

The principal features of the Plan are summarized under “Item 6. Directors, Senior Management and Employees – B. Compensation – Equity Compensation Plan” of our Annual Report. That summary does not contain all information concerning the Plan. A copy of the complete text of the Plan, as amended, was filed as Exhibit 4.4 to such annual report.

The text of the proposed amendment to the Plan reads as follows:

“Section 5.1 of the Gamida Cell Ltd. - 2017 Share Incentive Plan, as amended and restated, is hereby amended such that clause (b)(i) thereof is deleted and replaced with the following: “four percent (4.0%) of the total number of Shares outstanding as of the end of the last day of the immediately preceding year;”

Proposed Resolution

We are therefore proposing to adopt the following resolution:

RESOLVED, to approve an amendment to the Company’s 2017 Share Incentive Plan to increase the percentage of the Company’s outstanding share capital by which the pool of ordinary shares may increase on an annual basis under the “evergreen” provision, as described in the Proxy Statement dated October 12, 2021.

Required Vote

See “Quorum and Required Vote” above.

Board Recommendation

The Board unanimously recommends that you vote “FOR” the proposed resolution.

PROPOSAL FIVE

APPROVAL OF AMENDMENTS TO ARTICLES OF ASSOCIATION

Background

Amendment to Quorum Requirement and Other Amendments Related to the Transition to Domestic Reporting

The Company determined that as of June 30, 2021, the last business day of the second quarter of the Company, it no longer qualified as a foreign private issuer. As a result, effective January 1, 2022, the Company is no longer eligible to rely upon exemptions from corporate governance requirements that are available to foreign private issuers or to benefit from other accommodations for foreign private issuers under the rules of the SEC or Nasdaq and may no longer follow home country rules of corporate governance in lieu of the comparable requirements of the Listing Rules of the Nasdaq Global Market.

The Listing Rules of the Nasdaq Global Market require that the quorum for purposes of any meeting of the holders of a listed company’s common voting stock, as specified in the company’s bylaws, be no less than 33 ⅓% of the company’s outstanding common voting stock, while under Israeli law, a company is entitled to determine in its articles of association the number of shareholders and percentage of holdings required for a quorum at a shareholders meeting. Accordingly, our current Amended Articles follow the provisions of the Companies Law rather than the Listing Rules of the Nasdaq Global Market, with respect to the quorum requirement.

Additionally, the Company will be no longer exempt from Section 14 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) prescribing the furnishing and content of proxy statements and from the Listing Rules of the Nasdaq Global Market that require each company to conduct an appropriate review of all related party transactions, on an ongoing basis, either by the Company’s audit committee or another independent body of the board of directors.

Therefore, at the Meeting, the shareholders will be asked to approve amendments to the Amended Articles to amend the quorum requirement for the Company’s general meetings to 33⅓% of the voting power of the Company and to approve the other amendments required in order to accommodate the transition of the Company to a domestic reporting company.

Adding Forum Selection Clause

A forum selection clause in a corporate charter document can be an effective way for a company to reduce litigation costs and to increase the predictability of litigation outcomes. Such a clause requires a derivative suit or other claim relating to corporate governance or other matters, such as securities law matters, to be litigated in a specific forum that is selected by the company. A recent judicial decision in Delaware upheld the validity of such a clause in respect of the selection of United States federal district courts as the exclusive forum for claims under the Securities Act of 1933, which increases the likelihood that Israeli courts (which often rely upon Delaware precedent for new corporate law questions) will likewise deem such a clause to be valid for an Israeli company such as ours to have in its articles of association.

Our Board has considered the appropriateness of a forum selection clause and has determined that it is in the best interest of the Company and its shareholders to adopt such a clause, which, if approved at the Meeting, will be added to our Amended Articles via an amendment. In reaching its decision, the Board expressed its view that such a clause is likely to reduce the cost of potential litigation and increase outcome predictability for all parties, while preserving the most reasonable and fair forum for the Company and its shareholders to resolve any potential dispute.

The forum selection clause proposed by the Board, if approved by our shareholders at the Meeting, will provide the following division of forums for potential litigation matters, which the Board believes is in keeping with the nature of the respective categories of claims:

●	for any causes of action arising under the U.S. Securities Act of 1933, as amended (the “Securities Act”), the federal district courts of the United States will be the exclusive forum; and

●	for (i) any derivative action or proceeding brought on behalf of the Company, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the Company to the Company or its shareholders, or (iii) any action asserting a claim arising pursuant to any provision of the Companies Law or the Israeli Securities Law 5728-1968, the competent courts in Tel Aviv, Israel will be the exclusive forum.

Therefore, at the Meeting, the shareholders will be asked to approve an amendment to the Amended Articles to include a new forum selection clause.

Increase of the Company’s Authorized Share Capital

The Company’s authorized share capital is currently NIS 1,000,000, consisting of 100,000,000 ordinary shares. In order to ensure that the Company will be able to raise adequate capital for the Company’s business, at the Meeting, the shareholders will be asked to approve the amendments to the Company’s Amended Articles to increase the share capital, such that the authorized share capital of the Company following such amendments shall be NIS 1,500,000, consisting of 150,000,000 ordinary shares.

All of the foregoing amendments to the Company’s Amended Articles are qualified in their entirety by reference to the text of the Amended Articles, as amended hereby, a copy of which is attached as Annex A.

Proposed Resolution

We are therefore proposing to adopt the following resolution:

RESOLVED, to approve the amendments to the Company’s amended and restated articles of association, as detailed in the Proxy Statement dated October 12, 2021.

Required Vote

See “Quorum and Required Vote” above.

Board Recommendation

The Board unanimously recommends that you vote “FOR” the proposed resolution.

PROPOSAL SIX

APPROVAL OF AN AMENDMENT OF THE COMPENSATION TERMS FOR DIRECTORS

Background

Our Board and shareholders have previously approved that each of the Company’s non-executive Board members, other than the chairperson of the Board, is entitled to receive a grant of options to purchase 18,000 ordinary shares of the Company upon his or her initial appointment or election and, thereafter, an annual grant of options to purchase 12,000 ordinary shares of the Company, and that the chairperson of the Board is entitled to receive an annual grant of options to purchase 15,000 ordinary shares of the Company.

In order to promote retention and motivation of our directors and to better align the compensation terms with our Board members’ duties, our compensation committee and Board had approved and recommended to the shareholders of the Company to approve an increase of the equity component of our non-executive Board members’ compensation, such that it shall be as follows:

(i) each non-executive Board member, other than the current chairperson of the Board, shall be entitled to an initial equity award (on or about the first time such member is elected or appointed to the Board) of 4,000 restricted ordinary shares of the Company and options to purchase 19,000 ordinary shares of the Company, and an annual equity award of 2,000 restricted ordinary shares of the Company and options to purchase 9,500 ordinary shares of the Company.

(ii) the current chairperson of the Board shall be entitled to an annual equity award of 2,000 restricted ordinary shares of the Company and options to purchase 12,500 ordinary shares of the Company.

These compensation terms of the Company’s directors are consistent with the Company’s compensation policy, as amended. When reviewing these terms, the compensation committee and the Board reviewed a peer group compensation survey prepared by an independent compensation advisor and considered market trends in similar companies.

Under the supervision of the Board, we exercise a disciplined approach to manage the long-term effects of our equity incentive grants and we frequently review and re-assess our levels of share dilution. The Company’s management and Board remain committed to cautious management of the Company’s dilution and continue to take considerable measures to reduce dilution, while carefully balancing our need to retain talented employees and executives, which are the drivers of the Company’s success.

As of September 30, 2021, our share dilution rate was 11.95%1.

Proposed Resolution

We are therefore proposing to adopt the following resolution:

RESOLVED, to approve an amendment of the compensation terms for directors of the Company, as described in the Proxy Statement, dated October 12, 2021.

Required Vote

See ’‘Quorum and Required Vote’’ above.

Board Recommendation

The Board unanimously recommends that you vote ’‘FOR’’ the proposed resolution.

1 Being the maximum aggregate number of ordinary shares that may be issued under the Plan (the “Pool”) divided by the sum of (i) the total issued and outstanding share capital, plus (ii) the Pool.

PROPOSAL SEVEN

RE-APPOINTMENT OF AUDITORS

Background

Under the Companies Law and our Amended Articles, the shareholders of the Company are authorized to appoint the Company’s independent auditors. In addition, under our Amended Articles, the Board is authorized to determine the independent auditor’s remuneration. The Nasdaq corporate governance rules require that the Company’s audit committee approve the re-appointment and remuneration of the independent auditor.

At the Meeting, shareholders will be asked to approve the re-appointment of Kost, Forer, Gabbay & Kasierer, a member firm of Ernst & Young Global, as the Company’s independent auditors for the year ending December 31, 2021, and its service until the annual general meeting of shareholders to be held in 2022.

Information on fees paid to the Company’s independent public accountants may be found in Item 16C of the Annual Report.

Proposed Resolution

We are therefore proposing to adopt the following resolution:

RESOLVED, to approve the re-appointment of Kost, Forer, Gabbay & Kasierer, a member firm of Ernst & Young Global, as the Company’s independent auditors for the fiscal year ending December 31, 2021, and its service until the annual general meeting of shareholders to be held in 2022.

Required Vote

See “Quorum and Required Vote” above.

Board Recommendation

The Board unanimously recommends that you vote “FOR” the proposed resolution.

OTHER BUSINESS

The Board is not aware of any other matters that may be presented at the Meeting other than those specified in the enclosed Notice of Annual General Meeting of Shareholders. If any other matters do properly come before the Meeting, it is intended that the persons named as proxies will vote, pursuant to their discretionary authority, according to their best judgment and in the interest of the Company.

ADDITIONAL INFORMATION

The Annual Report and other filings with the SEC, are available for viewing and downloading on the SEC’s website at www.sec.gov as well as under the Investors & Media section of the Company’s website at www.gamida-cell.com. Shareholders may obtain a copy of these documents without charge at www.gamida-cell.com.

The Company is subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) applicable to foreign private issuers. The Company fulfills these requirements by filing reports with the SEC. As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this Proxy Statement should not be taken as an admission that the Company is subject to those rules.

BY ORDER OF THE BOARD OF DIRECTORS

October 12, 2021	/s/ Robert I. Blum
Robert I. Blum
Chairman of the Board of Directors

* * *

Annex A

A LIMITED LIABILITY COMPANY

----------------

AMENDED AND RESTATED

ARTICLES OF ASSOCIATION

OF

GAMIDA CELL LTD.

As Adopted on October 30, 2018
as amended on [____], 2021

Preliminary

1.	Definitions; Interpretation.

(a) In these Articles, the following terms (whether or not capitalized) shall bear the meanings set forth opposite them, respectively, unless the subject or context requires otherwise.

“Articles”	shall mean these Articles of Association, as amended from time to time.

“Board of Directors”	shall mean the Board of Directors of the Company.

“Chairperson”	shall mean the Chairperson of the Board of Directors, or the Chairperson of the General Meeting, as the context implies;

“Company”	shall mean GAMIDA CELL LTD.

“Companies Law”	shall mean the Israeli Companies Law, 5759-1999, and the regulations promulgated thereunder. The Companies Law shall include reference to the Companies Ordinance (New Version), 5743-1983, of the State of Israel, to the extent in effect according to the provisions thereof.

“Director(s)”	shall mean the member(s) of the Board of Directors holding office at any given time, including alternate directors.

“External Director(s)”	shall have the meaning provided for such term in the Companies Law.

“General Meeting”	shall mean an Annual General Meeting or Special General Meeting of the Shareholders, as the case may be.

“NIS”	shall mean New Israeli Shekels.

“Office”	shall mean the registered office of the Company at any given time.

“Office Holder” or “Officer”	shall have the meaning provided for such term in the Companies Law.

“RTP Law”	shall mean the Israeli Restrictive Trade Practices Law, 5758-1988.

“Securities Law”	shall mean the Israeli Securities Law 5728-1968.

“Shareholder(s)”	shall mean the shareholder(s) of the Company, at any given time.

“in writing” or “writing”	shall mean written, printed, photocopied, photographed or typed, including if appearing in an email, facsimile or if produced by any visible substitute for a writing, or partly one and partly another. The term “signed” or “signature” shall be construed in a corresponding manner.

(b) Unless otherwise defined in these Articles or required by the context, terms used herein shall have the meaning provided therefor under the Companies Law.

(c) Unless the context shall otherwise require: words in the singular shall also include the plural, and vice versa; any pronoun shall include the corresponding masculine, feminine and neuter forms; the words “include”, “includes” and “including” shall be deemed to be followed by the phrase “without limitation”; the words “herein”, “hereof” and “hereunder” and words of similar import refer to these Articles in their entirety and not to any part hereof; all references herein to Articles, Sections or clauses shall be deemed references to Articles, Sections or clauses of these Articles; any references to any agreement or other instrument or law, statute or regulation are to it as amended, supplemented or restated, from time to time (and, in the case of any law, to any successor provisions or re-enactment or modification thereof being in force at the time); any reference to “law” shall include any supranational, national, federal, state, local, or foreign statute or law and all rules and regulations promulgated thereunder (including, any rules, regulations or forms prescribed by any governmental authority or securities exchange commission or authority, if and to the extent applicable); any reference to a “day” or a number of “days” (without any explicit reference otherwise, such as to business days) shall be interpreted as a reference to a calendar day or number of calendar days; any reference to a month or year shall be interpreted in accordance with the Gregorian calendar; any reference to a “company”, “corporate body” or “entity” shall include a partnership, corporation, limited liability company, association, trust, unincorporated organization, or a government or agency or political subdivision thereof, and any reference to a “person” shall include any of the foregoing types of entities or a natural person.

(d)	The captions in these Articles are for convenience only and shall not be deemed a part hereof or affect the construction or interpretation of any provision hereof.

Limited Liability

2.	The Company is a limited liability company and each Shareholder’s obligations to the Company shall therefore be limited to the payment of the nominal value of the shares held by such shareholder, subject to the provisions of the Companies Law.

Public Company; Company’s Objectives

3.	Public Company; Objectives.

(a) The Company is a public company as such term is defined and for so long as it qualifies under the Companies Law.

(b) The Company’s objectives are to carry on any business, and do any act, which is not prohibited by law.

4.	Donations.

The Company may donate a reasonable amount of money (in cash or in kind, including the Company’s securities) for any purpose that the Board of Directors finds appropriate.

Share Capital

5.	Authorized Share Capital.

1.1. The share capital of the Company shall consist of NIS ~~1,000,000~~1,500,000 divided into ~~100,000,000~~150,000,000 Ordinary Shares, of a nominal value of NIS 0.01 each (the “Shares”).

(a) The Shares shall rank pari passu in all respects. The Shares may be redeemable to the extent set forth in Article 13.

6.	Increase of Authorized Share Capital.

(a) The Company may, from time to time, by a Shareholders’ resolution, whether or not all of the shares then authorized have been issued, increase its authorized share capital by increasing the number of shares it is authorized to issue. Any such increase shall be in such amount and shall be divided into shares of such nominal amounts, and such shares shall confer such rights and preferences, and shall be subject to such restrictions, as such resolution shall provide.

(b) Except to the extent otherwise provided in such resolution, any new shares included in the authorized share capital increase as aforesaid shall be subject to all of the provisions of these Articles that are applicable to shares of such class that are included in the existing share capital.

7.	Special or Class Rights; Modification of Rights.

(a) The Company may, from time to time, by a Shareholders’ resolution, provide for shares with such preferred or deferred rights or other special rights and/or such restrictions, whether in regard to dividends, voting, repayment of share capital or otherwise, as may be stipulated in such resolution.

(b) If at any time the share capital of the Company is divided into different classes of shares, the rights attached to any class, unless otherwise provided by these Articles, may be modified or cancelled by the Company by a resolution of the General Meeting of the holders of all shares as one class, without any required separate resolution of any class of shares.

(c) The provisions of these Articles relating to General Meetings shall apply, mutatis mutandis, to any separate General Meeting of the holders of the shares of a particular class, ~~it being clarified~~ provided that the requisite quorum at any such separate General Meeting shall be ~~two~~ one or more shareholders present in person or by proxy and holding not less than ~~twenty-five~~ thirty-three and one-third of a percent (~~25~~33 1/3%) of the issued shares of such class.

(d) Unless otherwise provided by these Articles, an increase in the authorized share capital, the creation of a new class of shares, an increase in the authorized share capital of a class of shares, or the issuance of additional shares thereof out of the authorized and unissued share capital, shall not be deemed, for purposes of this Article 7, to modify or derogate or cancel the rights attached to previously issued shares of such class or of any other class.

8.	Consolidation, Division, Cancellation and Reduction of Share Capital.

(a) The Company may, from time to time, by or pursuant to an authorization of a Shareholders’ resolution, and subject to applicable law:

(i)	consolidate all or any part of its issued or unissued authorized share capital into shares of a per share nominal value which is larger, equal to or smaller than the per share nominal value of its existing shares;

(ii)	divide or sub-divide its shares (issued or unissued) or any of them, into shares of smaller or the same nominal value (subject, however, to the provisions of the Companies Law), and the resolution whereby any share is divided may determine that, as among the holders of the shares resulting from such subdivision, one or more of the shares may, in contrast to others, have any such preferred or deferred rights or rights of redemption or other special rights, or be subject to any such restrictions, as the Company may attach to unissued or new shares;

(iii)	cancel any shares which, at the date of the adoption of such resolution, have not been taken or agreed to be taken by any person, and reduce the amount of its share capital by the amount of the shares so canceled; or

(iv)	reduce its share capital in any manner.

(b) With respect to any consolidation of issued shares and with respect to any other action which may result in fractional shares, the Board of Directors may settle any difficulty which may arise with regard thereto, as it deems fit, and, in connection with any such consolidation or other action which could result in fractional shares, may, without limiting its aforesaid power:

(i)	determine, as to the holder of shares so consolidated, which issued shares shall be consolidated into a share of a larger, equal or smaller nominal value per share;

(ii)	issue, in contemplation of or subsequent to such consolidation or other action, shares sufficient to preclude or remove fractional share holdings;

(iii)	redeem such shares or fractional shares sufficient to preclude or remove fractional share holdings;

(iv)	round up, round down or round to the nearest whole number, any fractional shares resulting from the consolidation or from any other action which may result in fractional shares; or

(v)	cause the transfer of fractional shares by certain shareholders of the Company to other shareholders thereof so as to most expediently preclude or remove any fractional shareholdings, and cause the transferees of such fractional shares to pay the transferors thereof the fair value thereof, and the Board of Directors is hereby authorized to act in connection with such transfer, as agent for the transferors and transferees of any such fractional shares, with full power of substitution, for the purposes of implementing the provisions of this sub-Article 8(b)(v).

9.	Issuance of Share Certificates, Replacement of Lost Certificates.

(a) To the extent that the Board of Directors determines that all shares shall be certificated or, if the Board of Directors does not so determine, to the extent that any shareholder requests a share certificate or the Company’s transfer agent so requires, share certificates shall be issued under the corporate seal of the Company or its written, typed or stamped name and shall bear the signature of one Director, the Company’s Chief Executive Officer, or any person or persons authorized therefor by the Board of Directors. Signatures may be affixed in any mechanical or electronic form, as the Board of Directors may prescribe.

(b) Subject to the provisions of Article 9(a), each Shareholder shall be entitled to one numbered certificate for all of the shares of any class registered in his name. Each certificate shall specify the serial numbers of the shares represented thereby and may also specify the amount paid up thereon. The Company (as determined by an officer of the Company to be designated by the Chief Executive Officer) shall not refuse a request by a Shareholder to obtain several certificates in place of one certificate, unless such request is, in the opinion of such officer, unreasonable. Where a Shareholder has sold or transferred some of such Shareholder’s shares, such Shareholder shall be entitled to receive a certificate in respect of such Shareholder’s remaining shares, provided that the previous certificate is delivered to the Company before the issuance of a new certificate.

(c) A share certificate registered in the names of two or more persons shall be delivered to the person first named in the Register of Shareholders in respect of such co-ownership.

(d) A share certificate which has been defaced, lost or destroyed, may be replaced, and the Company shall issue a new certificate to replace such defaced, lost or destroyed certificate upon payment of such fee, and upon the furnishing of such evidence of ownership and such indemnity, as the Board of Directors in its discretion deems fit.

10.	Registered Holder.

Except as otherwise provided in these Articles or the Companies Law, the Company shall be entitled to treat the registered holder of each share as the absolute owner thereof, and accordingly, shall not, except as ordered by a court of competent jurisdiction, or as required by the Companies Law, be obligated to recognize any equitable or other claim to, or interest in, such share on the part of any other person.

11.	Issuance and Repurchase of Shares.

(a) The unissued shares from time to time shall be under the control of the Board of Directors (and, to the full extent permitted by law, any Committee thereof), which shall have the power to issue or otherwise dispose of shares and of securities convertible or exercisable into or other rights to acquire from the Company to such persons, on such terms and conditions, and either at par or at a premium, or subject to the provisions of the Companies Law, at a discount and/or with payment of commission, and at such times, as the Board of Directors (or the Committee, as the case may be) deems fit, and the power to give to any person the option to acquire from the Company any shares or securities convertible or exercisable into or other rights to acquire from the Company, either at par or at a premium, or, subject as aforesaid, at a discount and/or with payment of commission, during such time and for such consideration as the Board of Directors (or the Committee, as the case may be) deems fit.

(b) The Company may at any time and from time to time, subject to the Companies Law, repurchase or finance the purchase of any shares or other securities issued by the Company, in such manner and under such terms as the Board of Directors shall determine, whether from any one or more shareholders. Such purchase shall not be deemed as payment of dividends and no shareholder will have the right to require the Company to purchase his shares or offer to purchase shares from any other shareholders.

12.	Payment in Installment.

If pursuant to the terms of issuance of any share, all or any portion of the price thereof shall be payable in installments, every such installment shall be paid to the Company on the due date thereof by the then registered holder(s) of the share or the person(s) then entitled thereto.

13.	Redeemable Shares.

The Company may, subject to applicable law, issue redeemable shares or other securities and redeem the same upon terms and conditions to be set forth in a written agreement between the Company and the holder of such shares or in their terms of issuance.

Transfer of Shares

14.	Registration of Transfer.

No transfer of shares shall be registered unless a proper writing or instrument of transfer (in any customary form or any other form satisfactory to the Board of Directors) has been submitted to the Company (or its transfer agent), together with any share certificate(s) and such other evidence of title as the Board of Directors may reasonably require. Notwithstanding anything to the contrary herein, shares registered in the name of The Depository Trust Company or its nominee shall be transferrable in accordance with the policies and procedures of The Depository Trust Company. Until the transferee has been registered in the Register of Shareholders in respect of the shares so transferred, the Company may continue to regard the transferor as the owner thereof. The Board of Directors, may, from time to time, prescribe a fee for the registration of a transfer, and may approve other methods of recognizing the transfer of shares in order to facilitate the trading of the Company’s shares on the Nasdaq Stock Market or on any other stock exchange on which the Company’s shares are then listed for trading.

15.	Suspension of Registration.

The Board of Directors may, in its discretion to the extent it deems necessary, close the Register of Shareholders of registration of transfers of shares for a period determined by the Board of Directors, and no registrations of transfers of shares shall be made by the Company during any such period during which the Register of Shareholders is so closed.

Transmission of Shares

16.	Decedents’ Shares.

(a) In case of a share registered in the names of two or more holders, the Company may recognize the survivor(s) as the sole owner(s) thereof unless and until the provisions of Article 16(b) have been effectively invoked.

(b) Any person becoming entitled to a share in consequence of the death of any person, upon producing evidence of the grant of probate or letters of administration or declaration of succession (or such other evidence as the Board of Directors, or an officer of the Company to be designated by the Chief Executive Officer, may reasonably deem sufficient), shall be registered as a shareholder in respect of such share, or may, subject to the provisions as to transfer contained herein, transfer such share.

17.	Receivers and Liquidators.

(a) The Company may recognize any receiver, liquidator or similar official appointed to wind-up, dissolve or otherwise liquidate a corporate shareholder, and a trustee, manager, receiver, liquidator or similar official appointed in bankruptcy or in connection with the reorganization of, or similar proceeding with respect to a shareholder or its properties, as being entitled to the shares registered in the name of such shareholder.

(b) Such receiver, liquidator or similar official appointed to wind-up, dissolve or otherwise liquidate a corporate shareholder and such trustee, manager, receiver, liquidator or similar official appointed in bankruptcy or in connection with the reorganization of, or similar proceedings with respect to a shareholder or its properties, upon producing such evidence as the Board of Directors (or an officer of the Company to be designated by the Chief Executive Officer) may deem sufficient as to his authority to act in such capacity or under this Article, shall with the consent of the Board of Directors (which the Board of Directors may grant or refuse in its absolute discretion), be registered as a shareholder in respect of such shares, or may, subject to the regulations as to transfer herein contained, transfer such shares.

General Meetings

18.	General Meetings.

(a) An annual General Meeting (“Annual General Meeting”) shall be held at least once in every calendar year, not later than 15 months after the last preceding annual General Meeting, at such time and at such place, either within or out of the State of Israel, as may be determined by the Board of Directors.

(b) All General Meetings other than Annual General Meetings shall be called “Special General Meetings”.

19.	Record Date for General Meeting.

Notwithstanding any provision of these Articles to the contrary, and to allow the Company to determine the shareholders entitled to notice of or to vote at any General Meeting or any adjournment thereof, or entitled to receive payment of any dividend or other distribution or grant of any rights, or entitled to exercise any rights in respect of or to take or be the subject of any other action, the Board of Directors may fix a record date, which shall not be more than the maximum period and not less than the minimum period permitted by law. A determination of shareholders of record entitled to notice of or to vote at a meeting shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.

20.	Shareholder Proposal Request.

(a) Any Shareholder or Shareholders of the Company holding at least one percent (1%) of the voting rights of the Company (the “Proposing Shareholder(s)”) may request, subject to the Companies Law, that the Board of Directors include a matter on the agenda of a General Meeting to be held in the future, provided that the Board determines that the matter is appropriate to be considered at a General Meeting (a “Proposal Request”). In order for the Board of Directors to consider a Proposal Request and whether to include the matter stated therein in the agenda of a General Meeting, notice of the Proposal Request must be timely delivered in accordance with applicable law, and the Proposal Request must comply with the requirements of these Articles (including this Article 20) and any applicable law and stock exchange rules and regulations. The Proposal Request must be in writing, signed by all of the Proposing Shareholder(s) making such request, delivered, either in person or by certified mail, postage prepaid, and received by the Secretary (or, in the absence thereof by the Chief Executive Officer of the Company). To be considered timely, a Proposal Request must be received within the time periods prescribed by applicable law. The announcement of an adjournment or postponement of a General Meeting shall not commence a new time period (or extend any time period) for the delivery of a Proposal Request as described above. In addition to any information required to be included in accordance with applicable law, a Proposal Request must include the following: (i) the name, address, telephone number, fax number and email address of the Proposing Shareholder (or each Proposing Shareholder, as the case may be) and, if an entity, the name(s) of the person(s) that controls or manages such entity; (ii) the number of Shares held by the Proposing Shareholder(s), directly or indirectly (and, if any of such Shares are held indirectly, an explanation of how they are held and by whom), which shall be in such number no less than as is required to qualify as a Proposing Shareholder, accompanied by evidence satisfactory to the Company of the record holding of such Shares by the Proposing Shareholder(s) as of the date of the Proposal Request, and a representation that the Proposing Shareholder(s) intends to appear in person or by proxy at the meeting; (iii) the matter requested to be included on the agenda of a General Meeting, all information related to such matter, the reason that such matter is proposed to be brought before the General Meeting, the complete text of the resolution that the Proposing Shareholder proposes to be voted upon at the General Meeting and, if the Proposing Shareholder wishes to have a position statement in support of the Proposal Request, a copy of such position statement that complies with the requirement of any applicable law (if any), (iv) a description of all arrangements or understandings between the Proposing Shareholders and any other Person(s) (naming such Person or Persons) in connection with the matter that is requested to be included on the agenda and a declaration signed by all Proposing Shareholder(s) of whether any of them has a personal interest in the matter and, if so, a description in reasonable detail of such personal interest; (v) a description of all Derivative Transactions (as defined below) by each Proposing Shareholder(s) during the previous twelve (12) month period, including the date of the transactions and the class, series and number of securities involved in, and the material economic terms of, such Derivative Transactions; and (vi) a declaration that all of the information that is required under the Companies Law and any other applicable law and stock exchange rules and regulations to be provided to the Company in connection with such matter, if any, has been provided to the Company. The Board of Directors, may, in its discretion, to the extent it deems necessary, request that the Proposing Shareholder(s) provide additional information necessary so as to include a matter in the agenda of a General Meeting, as the Board of Directors may reasonably require.

A “Derivative Transaction” means any agreement, arrangement, interest or understanding entered into by, or on behalf or for the benefit of, any Proposing Shareholder or any of its affiliates or associates, whether of record or beneficial: (1) the value of which is derived in whole or in part from the value of any class or series of shares or other securities of the Company, (2) which otherwise provides any direct or indirect opportunity to gain or share in any gain derived from a change in the value of securities of the Company, (3) the effect or intent of which is to mitigate loss, manage risk or benefit of security value or price changes, or (4) which provides the right to vote or increase or decrease the voting power of, such Proposing Shareholder, or any of its affiliates or associates, with respect to any shares or other securities of the Company, which agreement, arrangement, interest or understanding may include, without limitation, any option, warrant, debt position, note, bond, convertible security, swap, stock appreciation right, short position, profit interest, hedge, right to dividends, voting agreement, performance-related fee or arrangement to borrow or lend shares (whether or not subject to payment, settlement, exercise or conversion in any such class or series), and any proportionate interest of such Proposing Shareholder in the securities of the Company held by any general or limited partnership, or any limited liability company, of which such Proposing Shareholder is, directly or indirectly, a general partner or managing member.

(b) The information required pursuant to this Article shall be updated as of (i) the record date of the General Meeting, (ii) five business days before the General Meeting, and (iii) as of the General Meeting, and any adjournment or postponement thereof.

(c) Notwithstanding the forgoing, the Company shall make available to shareholders the right to make a proposal in compliance with the requirements under Section 14 of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations promulgated thereunder, for so long as the Company is subject to such requirements.

(d) The provisions of Articles 20(a), ~~and~~ 20(b) and 20(c) shall apply, mutatis mutandis, on any matter to be included on the agenda of a Special General Meeting which is convened pursuant to a request of a Shareholder duly delivered to the Company in accordance with the Companies Law.

21.	Notice of General Meetings; Omission to Give Notice.

(a) The Company is not required to give notice of a General Meeting, subject to any mandatory provision of the Companies Law. Notwithstanding anything herein to the contrary, to the extent permitted under the Companies Law, with the consent of all Shareholders entitled to vote thereon, a resolution may be proposed and passed at such meeting although a lesser notice period than hereinabove prescribed has been given.

(b) The accidental omission to give notice of a General Meeting to any Shareholder, or the non-receipt of notice sent to such Shareholder, shall not invalidate the proceedings at such meeting or any resolution adopted thereat.

(c) No Shareholder present, in person or by proxy, at any time during a General Meeting shall be entitled to seek the cancellation or invalidation of any proceedings or resolutions adopted at such General Meeting on account of any defect in the notice of such meeting relating to the time or the place thereof, or any item acted upon at such meeting.

(d) The Company may add additional places for Shareholders to review the full text of the proposed resolutions to be adopted at a General Meeting, including an internet site.

Proceedings at General Meetings

22.	Quorum.

(a) No business shall be transacted at a General Meeting, or at any adjournment thereof, unless the quorum required under these Articles for such General Meeting or such adjourned meeting, as the case may be, is present when the meeting proceeds to business.

(b) In the absence of contrary provisions in these Articles, ~~two~~ one or more shareholders~~,~~ present in person or by proxy ~~and~~ holding shares conferring in the aggregate at least ~~twenty-five~~ thirty-three and one-third of a percent (~~25~~33 1/3%) of the voting power of the Company, shall constitute a quorum of General Meetings. A proxy may be deemed to ~~be two (2) or more~~ constitute the presence of such number of Shareholders ~~pursuant~~ equal to the number of Shareholders represented by the ~~proxy~~ holder of such proxy.

(c) If within half an hour from the time appointed for the meeting a quorum is not present, then without any further notice the meeting shall be adjourned either (i) to the same day in the next week, at the same time and place, (ii) to such day and at such time and place as indicated in the notice to such meeting, or (iii) to such day and at such time and place as the Chairperson of the General Meeting shall determine (which may be earlier or later than the date pursuant to clause (i) above). No business shall be transacted at any adjourned meeting except business which might lawfully have been transacted at the meeting as originally called. At such adjourned meeting, ~~if the original meeting was convened upon requisition under Section 63 of the Companies Law,~~ one or more shareholders, present in person or by proxy within half an hour from the time appointed for the Adjourned Meeting, and holding in the ~~number~~ aggregate at least thirty-three and one-third of a percent (33 ⅓%) of ~~shares required for making such requisition, shall constitute a quorum, but in any other case any shareholder (not in default as aforesaid) present in person or by proxy~~ the voting power of the Company, shall constitute a quorum.

23.	Chairperson of General Meeting.

The Chairperson of the Board of Directors, shall preside as Chairperson of every General Meeting of the Company. If at any meeting the Chairperson is not present within fifteen (15) minutes after the time fixed for holding the meeting or is unwilling to act as Chairperson, any of the following may preside as Chairperson of the meeting (and in the following order): Director, Chief Executive Officer, Chief Financial Officer, Secretary, General Legal Counsel or any person designated by any of the foregoing. If at any such meeting none of the foregoing persons is present or all are unwilling to act as Chairperson, the Shareholders present (in person or by proxy) shall choose a Shareholder or its proxy present at the meeting to be Chairperson. The office of Chairperson shall not, by itself, entitle the holder thereof to vote at any General Meeting nor shall it entitle such holder to a second or casting vote (without derogating, however, from the rights of such Chairperson to vote as a shareholder or proxy of a shareholder if, in fact, he is also a shareholder or such proxy).

24.	Adoption of Resolutions at General Meetings.

(a) Except as required by the Companies Law or these Articles, including, without limitation, Article 34 below, a resolution of the Shareholders shall be adopted if approved by the holders of a simple majority of the voting power represented at the General Meeting in person or by proxy and voting thereon, as one class, and disregarding abstentions from the count of the voting power present and voting. Without limiting the generality of the foregoing, a resolution with respect to a matter or action for which the Companies Law prescribes a higher majority or pursuant to which a provision requiring a higher majority would have been deemed to have been incorporated into these Articles, but for which the Companies Law allows these Articles to provide otherwise (including, Section 327 and 24 of the Companies Law), shall be adopted by a simple majority of the voting power represented at the General Meeting in person or by proxy and voting thereon, as one class, and disregarding abstentions from the count of the voting power present and voting.

(b) Every question submitted to a General Meeting shall be decided by a show of hands, but the Chairperson of the General Meeting may determine that a resolution shall be decided by a written ballot. A written ballot may be implemented before the proposed resolution is voted upon or immediately after the declaration by the Chairperson of the results of the vote by a show of hands. If a vote by written ballot is taken after such declaration, the results of the vote by a show of hands shall be of no effect, and the proposed resolution shall be decided by such written ballot.

(c) A declaration by the Chairperson of the General Meeting that a resolution has been carried unanimously, or carried by a particular majority, or rejected, and an entry to that effect in the minute book of the Company, shall be prima facie evidence of the fact without proof of the number or proportion of the votes recorded in favor of or against such resolution.

25.	Power to Adjourn.

A General Meeting, the consideration of any matter on its agenda or the resolution on any matter on its agenda, may be postponed or adjourned, from time to time and from place to place: (i) by the Chairperson of a General Meeting at which a quorum is present (and he shall if so directed by the meeting, with the consent of the holders of a majority of the voting power represented in person or by proxy and voting on the question of adjournment), but no business shall be transacted at any such adjourned meeting except business which might lawfully have been transacted at the meeting as originally called, or a matter on its agenda with respect to which no resolution was adopted at the meeting originally called; or (ii) by the Board (whether prior to or at a General Meeting).

26.	Voting Power.

Subject to any provision hereof conferring special rights as to voting, or restricting the right to vote, every Shareholder shall have one vote for each share held by him of record, on every resolution, without regard to whether the vote thereon is conducted by a show of hands, by written ballot or by any other means.

27.	Voting Rights.

(a) A company or other corporate body being a Shareholder of the Company may duly authorize any person to be its representative at any meeting of the Company or to execute or deliver a proxy on its behalf. Any person so authorized shall be entitled to exercise on behalf of such Shareholder all the power, which the Shareholder could have exercised if it were an individual. Upon the request of the Chairperson of the General Meeting, written evidence of such authorization (in form acceptable to the Chairperson) shall be delivered to him.

(b) Any Shareholder entitled to vote may vote either in person or by proxy (who need not be Shareholder of the Company), or, if the Shareholder is a company or other corporate body, by representative authorized pursuant to Article (a) above.

(c) If two or more persons are registered as joint holders of any share, the vote of the senior who tenders a vote, in person or by proxy, shall be accepted to the exclusion of the vote(s) of the other joint holder(s). For the purpose of this Article 27(c), seniority shall be determined by the order of registration of the joint holders in the Register of Shareholder.

Proxies

28.	Instrument of Appointment.

(a) An instrument appointing a proxy shall be in writing and shall be substantially in the following form:

“I		of
	(Name of Shareholder)		(Address of Shareholder)

Being a shareholder of Gamida Cell Ltd. hereby appoints
of
	(Name of Proxy)		(Address of Proxy)

as my proxy to vote for me and on my behalf at the General Meeting of the Company to be held on the ___ day of _______, _______ and at any adjournment(s) thereof.

Signed this ____ day of ___________, ______.

(Signature of Appointor)”

or in any usual or common form or in such other form as may be approved by the Board of Directors. Such proxy shall be duly signed by the appointor of such person’s duly authorized attorney, or, if such appointor is company or other corporate body, in the manner in which it signs documents which binds it together with a certificate of an attorney with regard to the authority of the signatories.

(b) Subject to the Companies Law, the original instrument appointing a proxy or a copy thereof certified by an attorney (and the power of attorney or other authority, if any, under which such instrument has been signed) shall be delivered to the Company (at its Office, at its principal place of business, or at the offices of its registrar or transfer agent, or at such place as notice of the meeting may specify) not less than forty eight (48) hours (or such shorter period as the notice shall specify) before the time fixed for such meeting. Notwithstanding the above, the Chairperson shall have the right to waive the time requirement provided above with respect to all instruments of proxies and to accept any and all instruments of proxy until the beginning of a General Meeting. A document appointing a proxy shall be valid for every adjourned meeting of the General Meeting to which the document relates.

29.	Effect of Death of Appointor of Transfer of Share and or Revocation of Appointment.

(a) A vote cast in accordance with an instrument appointing a proxy shall be valid notwithstanding the prior death or bankruptcy of the appointing shareholder (or of his attorney-in-fact, if any, who signed such instrument), or the transfer of the share in respect of which the vote is cast, unless written notice of such matters shall have been received by the Company or by the Chairperson of such meeting prior to such vote being cast.

(b) Subject to the Companies Law, an instrument appointing a proxy shall be deemed revoked (i) upon receipt by the Company or the Chairperson, subsequent to receipt by the Company of such instrument, of written notice signed by the person signing such instrument or by the Shareholder appointing such proxy canceling the appointment thereunder (or the authority pursuant to which such instrument was signed) or of an instrument appointing a different proxy (and such other documents, if any, required under Article 28(b) for such new appointment), provided such notice of cancellation or instrument appointing a different proxy were so received at the place and within the time for delivery of the instrument revoked thereby as referred to in Article 28(b) hereof, or (ii) if the appointing shareholder is present in person at the meeting for which such instrument of proxy was delivered, upon receipt by the Chairperson of such meeting of written notice from such shareholder of the revocation of such appointment, or if and when such shareholder votes at such meeting. A vote cast in accordance with an instrument appointing a proxy shall be valid notwithstanding the revocation or purported cancellation of the appointment, or the presence in person or vote of the appointing shareholder at a meeting for which it was rendered, unless such instrument of appointment was deemed revoked in accordance with the foregoing provisions of this Article 29(b) at or prior to the time such vote was cast.

Board of Directors

30.	Powers of Board of Directors.

(a) The Board of Directors may exercise all such powers and do all such acts and things as the Board of Directors is authorized by law or as the Company is authorized to exercise and do and are not hereby or by law required to be exercised or done by the General Meeting. The authority conferred on the Board of Directors by this Article 30 shall be subject to the provisions of the Companies Law, these Articles and any regulation or resolution consistent with these Articles adopted from time to time at a General Meeting, provided, however, that no such regulation or resolution shall invalidate any prior act done by or pursuant to a decision of the Board of Directors which would have been valid if such regulation or resolution had not been adopted.

(b) Without limiting the generality of the foregoing, the Board of Directors may, from time to time, set aside any amount(s) out of the profits of the Company as a reserve or reserves for any purpose(s) which the Board of Directors, in its absolute discretion, shall deem fit, including without limitation, capitalization and distribution of bonus shares, and may invest any sum so set aside in any manner and from time to time deal with and vary such investments and dispose of all or any part thereof, and employ any such reserve or any part thereof in the business of the Company without being bound to keep the same separate from other assets of the Company, and may subdivide or re-designate any reserve or cancel the same or apply the funds therein for another purpose, all as the Board of Directors may from time to time think fit.

31.	Exercise of Powers of Board of Directors.

(a) A meeting of the Board of Directors at which a quorum is present shall be competent to exercise all the authorities, powers and discretion vested in or exercisable by the Board of Directors.

(b) A resolution proposed at any meeting of the Board of Directors shall be deemed adopted if approved by a majority of the Directors present, entitled to vote and voting thereon when such resolution is put to a vote.

(c) The Board of Directors may adopt resolutions, without convening a meeting of the Board of Directors, in writing or in any other manner permitted by the Companies Law.

(d) The Board of Directors may hold meetings by use of any means of communication on the condition that all participating directors can hear each other at the same time.

32.	Delegation of Powers.

(a) The Board of Directors may, subject to the provisions of the Companies Law, delegate any or all of its powers to committees (in these Articles referred to as a “Committee of the Board of Directors”, or “Committee”), each consisting of one or more persons (who may or may not be Directors), and it may from time to time revoke such delegation or alter the composition of any such Committee. No regulation imposed by the Board of Directors on any Committee and no resolution of the Board of Directors shall invalidate any prior act done or pursuant to a resolution by the Committee which would have been valid if such regulation or resolution of the Board had not been adopted. The meeting and proceedings of any such Committee of the Board of Directors shall, mutatis mutandis, be governed by the provisions herein contained for regulating the meetings of the Board of Directors, to the extent not superseded by any regulations adopted by the Board of Directors. Unless otherwise expressly prohibited by the Board of Directors, in delegating powers to a Committee of the Board of Directors, such Committee shall be empowered to further delegate such powers.

(b) Without derogating from the provisions of Article 44, the Board of Directors may from time to time appoint a Secretary to the Company, as well as officers, agents, employees and independent contractors, as the Board of Directors deems fit, and may terminate the service of any such person. The Board of Directors may, subject to the provisions of the Companies Law, determine the powers and duties, as well as the salaries and compensation, of all such persons.

(c) The Board of Directors may from time to time, by power of attorney or otherwise, appoint any person, company, firm or body of persons to be the attorney or attorneys of the Company at law or in fact for such purposes(s) and with such powers, authorities and discretions, and for such period and subject to such conditions, as it deems fit, and any such power of attorney or other appointment may contain such provisions for the protection and convenience of persons dealing with any such attorney as the Board of Directors deems fit, and may also authorize any such attorney to delegate all or any of the powers, authorities and discretions vested in him.

33.	Number of Directors.

(a) The Board of Directors shall consist of such number of Directors (not less than five (5) nor more than 11 (eleven), including External Directors, if any were elected) as may be fixed from time to time by the Board of Directors.

(b) Notwithstanding anything to the contrary herein, this Article 33 may only be amended or replaced by a resolution adopted at a General Meeting by a majority of 60% of the total voting power of the Company’s shareholders.

34.	Election and Removal of Directors.

(a) The Directors, excluding the External Directors if any were elected, shall be classified, with respect to the term for which they each severally hold office, into three classes, as nearly equal in number as practicable, hereby designated as Class I, Class II and Class III. The Board of Directors may assign members of the Board of Directors already in office to such classes at the time such classification becomes effective.

(i)	The term of office of the initial Class I directors shall expire at the first Annual General Meeting to be held in 2019 and when their successors are elected and qualified,

(ii)	The term of office of the initial Class II directors shall expire at the first Annual General Meeting following the Annual General Meeting referred to in clause (i) above and when their successors are elected and qualified, and

(iii)	The term of office of the initial Class III directors shall expire at the first Annual General Meeting following the Annual General Meeting referred to in clause (ii) above and when their successors are elected and qualified,

(b) At each Annual General Meeting, commencing with the Annual General Meeting to be held in 2019, each of the successors elected to replace the Directors of a Class whose term shall have expired at such Annual General Meeting shall be elected to hold office until the third Annual General Meeting next succeeding his or her election and until his or her respective successor shall have been elected and qualified. Notwithstanding anything to the contrary, each Director shall serve until his or her successor is elected and qualified or until such earlier time as such Director’s office is vacated.

(c) If the number of Directors (excluding External Directors, if any were elected) that consists the Board of Directors is hereafter changed, any newly created directorships or decrease in directorships shall be so apportioned by the Board of Directors among the classes as to make all classes as nearly equal in number as is practicable, provided that no decrease in the number of Directors constituting the Board of Directors shall shorten the term of any incumbent Director.

(d) Prior to every General Meeting of the Company at which Directors are to be elected, and subject to clauses (a) and (h) of this Article, the Board of Directors (or a Committee thereof) shall select, by a resolution adopted by a majority of the Board of Directors (or such Committee), a number of Persons to be proposed to the Shareholders for election as Directors at such General Meeting (the “Nominees”).

(e) Any Proposing Shareholder requesting to include on the agenda of a General Meeting a nomination of a Person to be proposed to the Shareholders for election as Director (such person, an “Alternate Nominee”), may so request provided that it complies with this Article 34(e) and Article 20 and applicable law. Unless otherwise determined by the Board, a Proposal Request relating to Alternate Nominee is deemed to be a matter that is appropriate to be considered only in an Annual General Meeting. In addition to any information required to be included in accordance with applicable law, such a Proposal Request shall include information required pursuant to Article 20, and shall also set forth: (i) the name, address, telephone number, fax number and email address of the Alternate Nominee and all citizenships and residencies of the Alternate Nominee; (ii) a description of all arrangements, relations or understandings between the Proposing Shareholder(s) or any of its affiliates and each Alternate Nominee; (iii) a declaration signed by the Alternate Nominee that he consents to be named in the Company’s notices and proxy materials relating to the General Meeting, if provided or published, and, if elected, to serve on the Board of Directors and to be named in the Company’s disclosures and filings, (iv) a declaration signed by each Alternate Nominee as required under the Companies Law and any other applicable law and stock exchange rules and regulations for the appointment of such an Alternate Nominee and an undertaking that all of the information that is required under law and stock exchange rules and regulations to be provided to the Company in connection with such an appointment has been provided (including, information in respect of the Alternate Nominee as would be provided in response to the applicable disclosure requirements under Form 20-F or any other applicable form prescribed by the U.S. Securities and Exchange Commission (the “SEC”); (v) a declaration made by the Alternate Nominee of whether he meets the criteria for an independent director and/or External Director of the Company under the Companies Law and/or under any applicable law, regulation or stock exchange rules, and if not, then an explanation of why not; and (vi) any other information required at the time of submission of the Proposal Request by applicable law, regulations or stock exchange rules. In addition, the Proposing Shareholder shall promptly provide any other information reasonably requested by the Company. The Board of Directors may refuse to acknowledge the nomination of any person not made in compliance with the foregoing. The Company shall be entitled to publish any information provided by a Proposing Shareholder pursuant to this Article 34(e) and Article 20, and the Proposing Shareholder shall be responsible for the accuracy and completeness thereof.

(f) The Nominees or Alternate Nominees shall be elected by a resolution adopted at the General Meeting at which they are subject to election.

(g) Notwithstanding anything to the contrary herein, this Article 34 and Article 37(e) may only be amended, replaced or suspended by a resolution adopted at a General Meeting by a majority of 60% of the total voting power of the Company’s shareholders.

(h) Notwithstanding anything to the contrary in these Articles, the election, qualification, removal or dismissal of External Directors, if so elected, shall be only in accordance with the applicable provisions set forth in the Companies Law.

35.	Commencement of Directorship.

Without derogating from Article 34, the term of office of a Director shall commence as of the date of his appointment or election, or on a later date if so specified in his appointment or election.

36.	Continuing Directors in the Event of Vacancies.

The Board may at any time and from time to time appoint any person as a Director to fill a vacancy (whether such vacancy is due to a Director no longer serving or due to the number of Directors serving being less than the maximum number stated in Article 33 hereof). In the event of one or more such vacancies in the Board of Directors, the continuing Directors may continue to act in every matter, provided, however, that if they number less than the minimum number provided for pursuant to Article 33 hereof, they may only act in an emergency or to fill the office of director which has become vacant up to a number equal to the minimum number provided for pursuant to Article 33 hereof, or in order to call a General Meeting of the Company for the purpose of electing Directors to fill any or all vacancies. The office of a Director that was appointed by the Board of Directors to fill any vacancy shall only be for the remaining period of time during which the Director whose service has ended was filled would have held office, or in case of a vacancy due to the number of Directors serving being less than the maximum number stated in Article 33 hereof the Board shall determine at the time of appointment the class pursuant to Article 34 to which the additional Director shall be assigned.

37.	Vacation of Office.

The office of a Director shall be vacated and he shall be dismissed or removed:

(a) ipso facto, upon his death;

(b) if he is prevented by applicable law from serving as a Director;

(c) if the Board determines that due to his mental or physical state he is unable to serve as a director;

(d) if his directorship expires pursuant to these Articles and/or applicable law;

(e) by a resolution adopted at a General Meeting by a majority of 60% of the total voting power of the Company’s shareholders. Such removal shall become effective on the date fixed in such resolution;

(f) by his written resignation, such resignation becoming effective on the date fixed therein, or upon the delivery thereof to the Company, whichever is later; or

(g) with respect to an External Director, if so elected, and notwithstanding anything to the contrary herein, only pursuant to applicable law.

38.	Conflict of Interests; Approval of Related Party Transactions.

(a) Subject to the provisions of the Companies Law and these Articles, no Director shall be disqualified by virtue of his office from holding any office or place of profit in the Company or in any company in which the Company shall be a shareholder or otherwise interested, or from contracting with the Company as vendor, purchaser or otherwise, nor shall any such contract, or any contract or arrangement entered into by or on behalf of the Company in which any Director shall be in any way interested, be avoided, nor, other than as required under the Companies Law, shall any Director be liable to account to the Company for any profit arising from any such office or place of profit or realized by any such contract or arrangement by reason only of such Director’s holding that office or of the fiduciary relations thereby established, but the nature of his interest, as well as any material fact or document, must be disclosed by him at the meeting of the Board of Directors at which the contract or arrangement is first considered, if his interest then exists, or, in any other case, at no later than the first meeting of the Board of Directors after the acquisition of his interest.

(b) Subject to the Companies Law and these Articles, a transaction between the Company and an Office Holder, and a transaction between the Company and another entity in which an Office Holder of the Company has a personal interest, in each case, which is not an Extraordinary Transaction (as defined by the Companies Law), shall require only approval by the Board of Directors and by the Audit Committee or Compensation Committee of the Board of Directors (as applicable). Such authorization, as well as the actual approval, may be for a particular transaction or more generally for specific type of transactions.

39.	Alternate Directors.

(a) Subject to the provisions of the Companies Law, a Director may, by written notice to the Company, appoint, remove or replace any person as an alternate for himself; provided that the appointment of such person shall have effect only upon and subject to its being approved by the Board (in these Articles, an “Alternate Director”). Unless the appointing Director, by the instrument appointing an Alternate Director or by written notice to the Company, limits such appointment to a specified period of time or restricts it to a specified meeting or action of the Board of Directors, or otherwise restricts its scope, the appointment shall be for all purposes, and for a period of time concurrent with the term of the appointing Director.

(b) Any notice to the Company pursuant to Article 39(a) shall be given in person to, or by sending the same by mail to the attention of the Chairperson of the Board of Directors at the principal office of the Company or to such other person or place as the Board of Directors shall have determined for such purpose, and shall become effective on the date fixed therein, upon the receipt thereof by the Company (at the place as aforesaid) or upon the approval of the appointment by the Board, whichever is later.

(c) An Alternate Director shall have all the rights and obligations of the Director who appointed him, provided however, that (i) he may not in turn appoint an alternate for himself (unless the instrument appointing him otherwise expressly provides), and (ii) an Alternate Director shall have no standing at any meeting of the Board of Directors or any Committee thereof while the Director who appointed him is present.

(d) Any individual, who qualifies to be a member of the Board of Directors, may act as an Alternate Director. One person may not act as Alternate Director for several directors or if he is serving as a Director.

(e) The office of an Alternate Director shall be vacated under the circumstances, mutatis mutandis, set forth in Article 37, and such office shall ipso facto be vacated if the office of the Director who appointed such Alternate Director is vacated, for any reason.

Proceedings of the Board of Directors

40.	Meetings.

(a) The Board of Directors may meet and adjourn its meetings and otherwise regulate such meetings and proceedings as the Directors think fit.

(b) Any Director may at any time, and the Secretary, upon the request of such Director, shall, convene a meeting of the Board of Directors, but not less than two (2) days’ notice shall be given of any meeting so convened, unless such notice is waived in writing by all of the Directors as to a particular meeting or unless the matters to be discussed at such meeting are of such urgency and importance that notice ought reasonably to be waived under the circumstances.

(c) Notice of any such meeting shall be given orally, by telephone, in writing or by mail or facsimile or such other means of delivery of notices as the Company may apply, from time to time.

(d) Notwithstanding anything to the contrary herein, failure to deliver notice to a director of any such meeting in the manner required hereby may be waived by such Director, and a meeting shall be deemed to have been duly convened notwithstanding such defective notice if such failure or defect is waived prior to action being taken at such meeting, by all Directors entitled to participate at such meeting to whom notice was not duly given as aforesaid. Without derogating from the foregoing, no Director present at any time during a meeting of the Board of Directors shall be entitled to seek the cancellation or invalidation of any proceedings or resolutions adopted at such meeting on account of any defect in the notice of such meeting relating to the date, time or the place thereof or the convening of the meeting.

41.	Quorum.

Until otherwise unanimously decided by the Board of Directors, a quorum at a meeting of the Board of Directors shall be constituted by the presence in person or by any means of communication of a majority of the Directors then in office who are lawfully entitled to participate and vote in the meeting. No business shall be transacted at a meeting of the Board of Directors unless the requisite quorum is present (in person or by any means of communication) when the meeting proceeds to business.

42.	Chairperson of the Board of Directors.

The Board of Directors shall, from time to time, elect one of its members to be the Chairperson of the Board of Directors, remove such Chairperson from office and appoint in his place. The Chairperson of the Board of Directors shall preside at every meeting of the Board of Directors, but if there is no such Chairperson, or if at any meeting he is not present within fifteen (15) minutes of the time fixed for the meeting or if he is unwilling to take the chair, the Directors present shall choose one of the Directors present at the meeting to be the Chairperson of such meeting. The office of Chairperson of the Board of Directors shall not, by itself, entitle the holder to a second or casting vote.

43.	Validity of Acts Despite Defects.

All acts done or transacted at any meeting of the Board of Directors, or of a Committee of the Board of Directors, or by any person(s) acting as Director(s), shall, notwithstanding that it may afterwards be discovered that there was some defect in the appointment of the participants in such meeting or any of them or any person(s) acting as aforesaid, or that they or any of them were disqualified, be as valid as if there were no such defect or disqualification.

Chief Executive Officer

44.	Chief Executive Officer.

(a) The Board of Directors shall from time to time appoint one or more persons, whether or not Directors, as Chief Executive Officer of the Company and may confer upon such person(s), and from time to time modify or revoke, such titles and such duties and authorities of the Board of Directors as the Board of Directors may deem fit, subject to such limitations and restrictions as the Board of Directors may from time to time prescribe. Such appointment(s) may be either for a fixed term or without any limitation of time, and the Board of Directors may from time to time (subject to any additional approvals required under, and the provisions of, the Companies Law and of any contract between any such person and the Company) fix their salaries and compensation, remove or dismiss them from office and appoint another or others in his or their place or places.

(b) Unless otherwise determined by the Board of Directors, the Chief Executive Officer shall have authority with respect to the management and operations of the Company in the ordinary course of business.

Minutes

45.	Minutes.

Any minutes of the General Meeting or the Board of Directors or any committee thereof, if purporting to be signed by the Chairperson of the General Meeting, the Board or a committee thereof, as the case may be, or by the Chairperson of the next succeeding General Meeting, meeting of the Board or meeting of a committee thereof, as the case may be, shall constitute prima facie evidence of the matters recorded therein.

Dividends

46.	Declaration of Dividends.

The Board of Directors may from time declare, and cause the Company to pay, such dividend as may appear to the Board of Directors to be justified by the profits of the Company and as permitted by the Companies Law. The Board of Directors shall determine the time for payment of such dividends and the record date for determining the shareholders entitled thereto.

47.	Amount Payable by Way of Dividends.

(a) Subject to the provisions of these Articles and subject to the rights or conditions attached at that time to any share in the capital of the Company granting preferential, special or deferred rights or not granting any rights with respect to dividends, any dividend paid by the Company shall be allocated among the shareholders entitled thereto in proportion to their respective holdings of the shares in respect of which such dividends are being paid.

48.	Interest.

No dividend shall carry interest as against the Company.

49.	Capitalization of Profits, Reserves, etc.

The Board of Directors may determine that the Company (i) may cause any moneys, investments, or other assets forming part of the undivided profits of the Company, standing to the credit of a reserve fund, or to the credit of a reserve fund for the redemption of capital, or in the hands of the Company and available for dividends, or representing premiums received on the issuance of shares and standing to the credit of the share premium account, to be capitalized and distributed among such of the shareholders as would be entitled to receive the same if distributed by way of dividend and in the same proportion, on the footing that they become entitled thereto as capital; and (ii) may cause such distribution or payment to be accepted by such shareholders in full satisfaction of their interest in the said capitalized sum.

50.	Implementation of Powers.

For the purpose of giving full effect to any resolution under Article 49, , the Board of Directors may settle any difficulty which may arise in regard to the distribution as it thinks expedient, and, in particular, may fix the value for distribution of any specific assets and may determine that cash payments shall be made to any shareholders upon the footing of the value so fixed, or that fractions of less value than a certain determined value may be disregarded in order to adjust the rights of all parties, and may vest any such cash, shares, debentures, debenture stock or specific assets in trustees upon such trusts for the persons entitled to the dividend or capitalized fund as may seem expedient to the Board of Directors. Where requisite, a proper contract shall be filed in accordance with Section 291 of the Companies Law, and the Board of Directors may appoint any person to sign such contract on behalf of the persons entitled to the dividend or capitalized fund.

51.	Unclaimed Dividends.

All unclaimed dividends or other moneys payable in respect of a share may be invested or otherwise made use of by the Board of Directors for the benefit of the Company until claimed. The payment by the Directors of any unclaimed dividend or such other moneys into a separate account shall not constitute the Company a trustee in respect thereof, and any dividend unclaimed after a period of seven (7) years from the date of declaration of such dividend, and any such other moneys unclaimed after a like period from the date the same were payable, shall be forfeited and shall revert to the Company, provided, however, that the Board of Directors may, at its discretion, cause the Company to pay any such dividend or such other moneys, or any part thereof, to a person who would have been entitled thereto had the same not reverted to the Company. The principal (and only the principal) of any unclaimed dividend of such other moneys shall be if claimed, paid to a person entitled thereto.

52.	Mechanics of Payment.

Any dividend or other moneys payable in cash in respect of a share may be paid by check or payment order sent through the post to, or left at, the registered address of the person entitled thereto or by transfer to a bank account specified by such person (or, if two or more persons are registered as joint holders of such share or are entitled jointly thereto in consequence of the death or bankruptcy of the holder or otherwise, to the joint holder whose name is registered first in the Register of Shareholders or his bank account or the person who the Company may then recognize as the owner thereof or entitled thereto under Article 16 or 17 hereof, as applicable, or such person’s bank account), or to such person and at such other address as the person entitled thereto may by writing direct, or in any other manner the Board deems appropriate. Every such check or warrant or other method of payment shall be made payable to the order of the person to whom it is sent, or to such person as the person entitled thereto as aforesaid may direct, and payment of the check or warrant by the banker upon whom it is drawn shall be a good discharge to the Company.

53.	Receipt from a Joint Holder.

If two or more persons are registered as joint holders of any share, or are entitled jointly thereto in consequence of the death or bankruptcy of the holder or otherwise, any one of them may give effectual receipts for any dividend or other moneys payable or property distributable in respect of such share.

Accounts

54.	Books of Account.

The Company’s books of account shall be kept at the Office of the Company, or at such other place or places as the Board of Directors may think fit, and they shall always be open to inspection by all Directors. No shareholder, not being a Director, shall have any right to inspect any account or book or other similar document of the Company, except as conferred by law or authorized by the Board of Directors. The Company shall make copies of its annual financial statements available for inspection by the shareholders at the principal offices of the Company. The Company shall not be required to send copies of its annual financial statements to shareholders.

55.	Auditors.

The appointment, authorities, rights and duties of the auditor(s) of the Company, shall be regulated by applicable law, provided, however, that in exercising its authority to fix the remuneration of the auditor(s), the shareholders in General Meeting may act (and in the absence of any action in connection therewith shall be deemed to have so acted) to authorize the Board of Directors (with right of delegation to management) to fix such remuneration subject to such criteria or standards, and if no such criteria or standards are so provided, such remuneration shall be fixed in an amount commensurate with the volume and nature of the services rendered by such auditor(s).

Supplementary Registers

56.	Supplementary Registers.

Subject to and in accordance with the provisions of Sections 138 and 139 of the Companies Law, the Company may cause supplementary registers to be kept in any place outside Israel as the Board of Directors may think fit, and, subject to all applicable requirements of law, the Board of Directors may from time to time adopt such rules and procedures as it may think fit in connection with the keeping of such branch registers.

Exemption, Indemnity and Insurance

57.	Insurance.

Subject to the provisions of the Companies Law with regard to such matters, the Company may enter into a contract for the insurance of the liability, in whole or in part, of any of its Office Holders imposed on such Office Holder due to an act performed by or an omission of the Office Holder in the Office Holder’s capacity as an Office Holder of the Company arising from any matter permitted by law, including the following:

(a) a breach of duty of care to the Company or to any other person;

(b) a breach of his duty of loyalty to the Company, provided that the Office Holder acted in good faith and had reasonable grounds to assume that act that resulted in such breach would not prejudice the interests of the Company;

(c) a financial liability imposed on such Office Holder in respect to his capacity as an Office Holder in favor of any other person; and

(d) any other event, occurrence, matters or circumstances under any law with respect to which the Company may, or will be able to, insure an Office Holder, and to the extent such law requires the inclusion of a provision permitting such insurance in these Articles, then such provision is deemed to be included and incorporated herein by reference (including, without limitation, in accordance with Section 56h(b)(1) of the Securities Law, if and to the extent applicable, and Section 50P of the RTP Law).

58.	Indemnity.

(a) Subject to the provisions of the Companies Law, the Company may retroactively indemnify an Office Holder of the Company with respect to the following liabilities and expenses, provided that such liabilities or expenses were imposed on such Office Holder or incurred by such Office Holder due to an act performed by or an omission of the Office Holder in such Office Holder’s capacity as an Office Holder of the Company:

(i)	a financial liability imposed on an Office Holder in favor of another person by any court judgment, including a judgment given as a result of a settlement or an arbitrator’s award which has been confirmed by a court in respect of an act performed by the Office Holder;

(ii)	reasonable litigation expenses, including attorneys’ fees, expended by the Office Holder as a result of an investigation or proceeding instituted against him or her by an authority authorized to conduct such investigation or proceeding, or in connection with a financial sanction, provided that (1) no indictment (as defined in the Companies Law) was filed against such office holder as a result of such investigation or proceeding; and (2) no financial liability in lieu of a criminal proceeding (as defined in the Companies Law) was imposed upon him or her as a result of such investigation or proceeding or if such financial liability was imposed, it was imposed with respect to an offence that does not require proof of criminal intent;

(iii)	reasonable litigation costs, including attorney’s fees, expended by an Office Holder or which were imposed on an Office Holder by a court in proceedings filed against the Office Holder by the Company or in its name or by any other person or in a criminal charge in respect of which the Office Holder was acquitted or in a criminal charge in respect of which the Office Holder was convicted for an offence which did not require proof of criminal intent;

(iv)	A financial obligation imposed upon an Office Holder and reasonable litigation costs, including attorney’s fees, expended by an Office Holder as a result of an administrative proceeding instituted against an Office Holder. Without derogating from the generality of the foregoing, such obligation or expenses will include a payment which an Office Holder is obligated to make to an injured party as set forth in Section 52(54)(a)(1)(a) of the Securities Law and expenses that an Office Holder incurred in connection with a proceeding under Chapters H’3, H’4 or I’1 of the Securities Law; and

(v)	any other event, occurrence, matter or circumstances under any law with respect to which the Company may, or will be able to, indemnify an Office Holder, and to the extent such law requires the inclusion of a provision permitting such indemnity in these Articles, then such provision is deemed to be included and incorporated herein by reference (including, without limitation, in accordance with Section 56h(b)(1) of the Israeli Securities Law, if and to the extent applicable, and Section 50P(b)(2) of the RTP Law).

(b) Subject to the provisions of the Companies Law, the Company may undertake to indemnify an Office Holder, in advance, with respect to those liabilities and expenses described in the following Articles:

(i)	Sub-Article 58(a)(ii) to 58(a)(iv); and

(ii)	Sub-Article 58(a)(i), provided that:

(1) the undertaking to indemnify is limited to such events which the Directors shall deem to be likely to occur in light of the operations of the Company at the time that the undertaking to indemnify is made and for such amounts or criterion which the Directors may, at the time of the giving of such undertaking to indemnify, deem to be reasonable under the circumstances; and

(2) the undertaking to indemnify shall set forth such events which the Directors shall deem to be likely to occur in light of the operations of the Company at the time that the undertaking to indemnify is made, and the amounts and/or criterion which the Directors may, at the time of the giving of such undertaking to indemnify, deem to be reasonable under the circumstances.

59.	Exemption.

Subject to the provisions of the Companies Law, the Company may, to the maximum extent permitted by law exempt and release, in advance, any Office Holder from any liability to the Company for damages arising out of a breach of a duty of care towards the Company.

60.	General.

(a) Any amendment to the Companies Law adversely affecting the right of any Office Holder to be indemnified or insured pursuant to Articles 57 to 59 and any amendments to Articles 57 to 59 shall be prospective in effect, and shall not affect the Company’s obligation or ability to indemnify or insure an Office Holder for any act or omission occurring prior to such amendment, unless otherwise provided by applicable law.

(b) The provisions of Articles 57 to 59 (i) shall apply to the maximum extent permitted by law (including, the Companies Law, the Securities Law and the RTP Law); and (ii) are not intended, and shall not be interpreted so as to restrict the Company, in any manner, in respect of the procurement of insurance and/or in respect of indemnification (whether in advance or retroactively) and/or exemption, in favor of any person who is not an Office Holder, including, without limitation, any employee, agent, consultant or contractor of the Company who is not an Office Holder; and/or any Office Holder to the extent that such insurance and/or indemnification is not specifically prohibited under law.

Winding Up

61.	Winding Up.

If the Company is wound up, then, subject to applicable law and to the rights of the holders of shares with special rights upon winding up, the assets of the Company available for distribution among the shareholders shall be distributed to them in proportion to the nominal value of their respective holdings of the shares in respect of which such distribution is being made.

Notices

62.	Notices.

(a) Any written notice or other document may be served by the Company upon any shareholder either personally, by facsimile, email or other electronic transmission, or by sending it by prepaid mail (airmail if sent internationally) addressed to such shareholder at his address as described in the Register of Shareholders or such other address as he may have designated in writing for the receipt of notices and other documents.

(b) Any written notice or other document may be served by any shareholder upon the Company by tendering the same in person to the Secretary or the Chief Executive Officer of the Company at the principal office of the Company, by facsimile transmission, or by sending it by prepaid registered mail (airmail if posted outside Israel) to the Company at its Office.

(c) Any such notice or other document shall be deemed to have been served:

(i)	in the case of mailing, forty-eight (48) hours after it has been posted, or when actually received by the addressee if sooner than forty-eight hours after it has been posted, or

(ii)	in the case of overnight air courier, on the next business day following the day sent, with receipt confirmed by the courier, or when actually received by the addressee if sooner than three business days after it has been sent;

(iii)	in the case of personal delivery, when actually tendered in person, to such addressee.

(iv)	in the case of facsimile, email or other electronic transmission, the on the first business day (during normal business hours in place of addressee) on which the sender receives automatic electronic confirmation by the addressee’s facsimile machine that such notice was received by the addressee or delivery confirmation from the addressee’s email or other communication server.

(d) If a notice is, in fact, received by the addressee, it shall be deemed to have been duly served, when received, notwithstanding that it was defectively addressed or failed, in some other respect, to comply with the provisions of this Article 62.

(e) All notices to be given to the shareholders shall, with respect to any share to which persons are jointly entitled, be given to whichever of such persons is named first in the Register of Shareholders, and any notice so given shall be sufficient notice to the holders of such share.

(f) Any shareholder whose address is not described in the Register of Shareholders, and who shall not have designated in writing an address for the receipt of notices, shall not be entitled to receive any notice from the Company.

(g) Notwithstanding anything to the contrary contained herein, notice by the Company of a General Meeting, containing the information required by applicable law and these Articles to be set forth therein, which is published, within the time otherwise required for giving notice of such meeting, in either or several of the following manners (as applicable) shall be deemed to be notice of such meeting duly given, for the purposes of these Articles, to any shareholder whose address as registered in the Register of Shareholders (or as designated in writing for the receipt of notices and other documents) is located either inside or outside the State of Israel:

(i)	if the Company’s shares are then listed for trading on a national securities exchange in the United States or quoted in an over-the-counter market in the United States, publication of notice of a General Meeting ~~by a Report of Foreign Private Issuer~~ on ~~Form 6-K~~Schedule 14A (or an equivalent form subsequently adopted by the SEC), as appropriate, furnished to the SEC; and/or

(ii)	on the Company’s internet site.

(h) The mailing or publication date and the record date and/or date of the meeting (as applicable) shall be counted among the days comprising any notice period under the Companies Law and the regulations thereunder.

~~* * *~~

63.	FORUM FOR ADJUDICATION OF DISPUTES

(a) Unless the Company consents in writing to the selection of an alternative forum, the federal district courts of the United States of America, shall be the exclusive forum for the resolution of any complaint asserting a cause or causes of action arising under the U.S. Securities Act of 1933, as amended, including all causes of action asserted against any defendant to such complaint. For the avoidance of doubt, this provision is intended to benefit and may be enforced by the Company, its officers and directors, the underwriters to any offering giving rise to such complaint, and any other professional or entity whose profession gives authority to a statement made by that person or entity and who has prepared or certified any part of the documents underlying the offering. The foregoing provisions of this Article 63 shall not apply to causes of action arising under the Exchange Act.

(b) Unless the Company consents in writing to the selection of an alternative forum, the competent courts in Tel Aviv, Israel shall be the exclusive forum for (i) any derivative action or proceeding brought on behalf of the Company, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the Company to the Company or the Company’s shareholders, or (iii) any action asserting a claim arising pursuant to any provision of the Companies Law or the Securities Law.

(c) Any person or entity purchasing or otherwise acquiring or holding any interest in shares of the Company shall be deemed to have notice of and consented to the provisions of this Article 63.

* * *